ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

82-4345

SEC MAIL RECEIVED PROCESSING
APR 29 2004
WASH. D.C. 183 SECTION

IR 01-470010

April 16, 2004

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

04024708

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. - The Bank's Audited Financial Statements for Quarter and nine-month period ended September 30, 2003
   - The Bank's 2003 Annual Report.

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President

1. Documents made or required to make public and filed or required to file with the SET translated into English.
   - List of Information furnished to public and filed with the SET since Nov 2003.

Document No.	Date Published, or distributed	Document
1	Nov 13, 2003	SCB PCL announces the results of operation for the third quarter of 2003 after review by the independent auditor
2	Nov 26, 2003	SCB Advisory Service Company Limited
3	Nov 26, 2003	SCB Biotech Company Limited
4	Nov 27, 2003	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
5	Dec 01, 2003	SCB sold 500,001 Shares in Singburi Sugar Company Limited
6	Dec 03, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
7	Dec 29, 2003	Result of warrant exercise for preferred shares
8	Dec 31, 2003	Sino-Thai Resources Development Public Company Limited
9	Dec 31, 2003	Sino-Thai Resources Development Public Company Limited (Additional Information)

— List of Information furnished to public and filed with the SET since Nov 2003. (Continued)

Document No.	Date Published, or distributed	Document
10	Jan 07, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
11	Jan 19, 2004	The Siam Commercial Bank PCL announces the results of operation for the year ended 2003 before audit by the independent auditor
12	Jan 19, 2004	Result of ECD Conversion
13	Jan 22, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture
14	Jan 28, 2004	SCB bought new ordinary shares in SCB Securities Co.,Ltd
15	Feb 27, 2004	The Siam Commercial Bank PCL announces the results of operation for the year ended 2003 after audit by the independent auditor
16	Feb 27, 2004	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
17	Mar 08, 2004	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
18	Mar 26, 2004	SCB Securities Co.,Ltd (99.99% owned by the Siam Commercial Bank Pcl.) purchased 9,999,993 ordinary shares in SCB Capital Services Co.,Ltd
19	Mar 26, 2004	SCB sold 61,000,000 shares in ITV Public Company Limited

— List of Information furnished to public and filed with the SET since Nov 2003. (Continued)

Document No.	Date Published, or distributed	Document
20	Mar 30, 2004	Result of warrant exercise for preferred shares
21	Apr 1, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
22	Apr 08, 2004	Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 181
23	Apr 19, 2004	SCB PCL announces the results of operation for the first quarter of 2004 before review by the independent auditor

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Date: November 13, 2003

The Siam Commercial Bank PCL announces the results of operation for the third quarter of 2003 after review by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results for the third quarter of 2003.

Operating results after review by the independent auditor remained the same as the preliminary results released on October 16, 2003.

On a bank-only basis, the Bank achieved a net profit of Baht 3,232 million in the third quarter of 2003, compared with Baht 355 million in the same quarter of 2002 and Baht 2,895 million in the second quarter of 2003. The increase in net profit from previous quarter stemmed mainly from improvement in non-interest income due to the increase in gain on investment, fees and service income, and income from subsidiary and associated companies. Net profit before loan loss provision was recorded at Baht 3,832 million compared with Baht 2,923 million and Baht 3,495 million in the third quarter of 2002 and the second quarter of this year, respectively.

2. Balance Sheet as at September 30, 2003

Total loans outstanding before allowance for doubtful accounts were Baht 491,271 million, increased 1.3% from the end of last year. Allowance for doubtful accounts was Baht 77,964 million. Accrued interest receivables were Baht 1,907 million.

Total deposits stood at Baht 590,895 million, an increase of Baht 22,293 (3.9%) from the end of last year and Baht 6,162 million (1.1%) from the second quarter of this year.

Shareholders' equity stood at Baht 66,695 million, equivalent to a book value of Baht 21.14 per share (Quarter 2/2003 : Baht 19.18 per share). Total capital funds were Baht 63,531 million or 13.3% of total risk assets, of which 7.7% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

As at September 30, 2003, the Bank had Non-Performing Loans (NPLs) per the Bank of Thailand's notification dated January 16, 2003 of Baht 116,820 million, or 23.4% of total loans including loans to financial institutions, marginally decreased from Baht 120,634 million (24.5% of total loan) at the second quarter of this year.

Problem Classified Loans (Substandard and lower) as at September 30, 2003 were Baht 116,883 million, or 23.7% of total classified loans excluding loans to financial institutions, slightly decreased from Baht 121,643 million (24.8%) at the second of this year.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 3,232 million in the third quarter of 2003. Income and expenses in general showed the same trends as in the Bank only results. Compared with the third quarter of last year, net interest income increased by Baht 89 million, non-interest income increased by Baht 808 million mainly from gain on investments, and non-interest expenses increased by Baht 18 million. However, non-interest expenses slightly decreased on a bank-only basis.

As at September 30, 2003, total consolidated assets of the Bank and its subsidiaries were Baht 708,627 million (December 2002: Baht 675,722 million), while consolidated liabilities were Baht 640,899 million (December 2002: Baht 622,657 million), and total shareholders' equity was Baht 67,728 million (December 2002: Baht 53,065 million).

Ref : EQI 460948

Date : November 26, 2003

Subject : SCB Advisory Service Company Limited

To : Managing Director
Stock Exchange of Thailand

SCB would like to inform SET that the liquidation of SCB Advisory Service Company Limited is completed as prescribed under Section 1270 of the Civil and Commercial Code. The details of which are as follows;

Registration Date	:	November 14, 2003.
Holding Proportion		SCB had held a 100.00% stake in SCB Advisory Service Company Limited and its investment was 10,002,118.12 Baht.
Type of Business	:	Services
Reason for Dissolution	:	Due to the fact that SCB Advisory Service Co., Ltd. did not wish to continue its operation, the shareholders, by the resolution of the Extraordinary Meetings no. 1/2544 and 2/2544 dated February 12, 2001 and February 28, 2001 respectively, decided to dissolve the company.
Effect on SCB	:	SCB would have to realize a loss of 1,896,115.47 Baht from this investment.

Yours Sincerely,

(Mr. Veerathai Santiprabhob)
SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2314

Ref	:	EQI460954
Date	:	November 26, 2003
Subject	:	SCB Biotech Company Limited
To	:	Managing Director Stock Exchange of Thailand

SCB would like to inform SET that the liquidation of SCB Biotech Company Limited is completed as prescribed under Section 1270 of the Civil and Commercial Code. The details of which are as follows;

Registration Date	:	November 18, 2003.
Shareholder and its Holding Proportion	:	Astrakhan Investment Limited (AIL), which is 99.99% owned by the Siam Commercial Bank Public Company Limited, had held a 35% stake in SCB Biotech Company Limited (SCB-BIO). AIL investment in SCB-BIO was 41,475,000 Baht.
Type of Business	:	Manufacturer of Drugs and Medicines.
Reason for dissolution	:	SCB Biotech Company Limited did not wish to continue its operation. The shareholders, by the resolution of the Ordinary General Meeting of Shareholders No. 9 held on March 15, 2002 and the Extraordinary General Meeting of Shareholders No. 1/2002 held on April 2, 2002, decided to dissolve the company.
Effect on SCB	:	Astrakhan Investment Limited has to realize a loss of 29,640,055 Baht from this investment. However, AIL has already established a full provision on its investment in SCB-BIO.

Yours Sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division: Tel. 02-544-2312

- Translation from Thai Text -

BSS 460123 November 27, 2003

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on December 22, 2003. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	December 8-21, 2003
Exercise date:	December 22, 2003
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 08.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise

(1) Notice of exercise to purchase preferred shares which are correctly and completely filled in

(2) Warrant certificates or warrant slips in the amount specified in the notice of exercise

(3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Ref. : EQI. 460962

Date : December 1, 2003

Subject : Singburi Sugar Company Limited

To : Managing Director

Stock Exchange of Thailand

SCB would like to inform SET that SCB sold 500,001 Shares in Singburi Sugar Company Limited. The details of which are as follows;

Transaction Date	: November 28, 2003
Involved Parties	: Buyer – Mr. Wiboon Phanitwong Group Mitr Phol Sugar Group Seller – The Siam Commercial Bank PCL. (SCB)
Transaction Asset	: Ordinary Shares of Singburi Sugar Company Limited
Objective	: To decrease Investment Portion of SCB in Singburi Sugar Company Limited according to the Debt Restructuring Agreement
Type of Business	: Sugar Factory
Registered Capital	: 200,000,000 Baht (fully paid)
Number of Registered Shares	: 800,000 Shares
Par Value	: 250 Baht per share
Number of Selling Shares	: 500,001 Shares (detail attached)
Selling Price	: 1.50 Baht per share
Value of Transaction	: 750,001.50 Baht
Percentage of shares	: After this transaction, SCB will have no its investment in Singburi Sugar Company Limited
Transaction Size	: 1.34% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

Yours Sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

SCB sold 500,001 shares in Singburi Sugar Company Limited

Buyer	Name	Amount of Shares	Percentage of Ownership
Mr. Wiboon Phanitwong Group	Ms. Jintana Tantiket	25,000	3.13%
	Ms. Wiwan Phanitwong	25,000	3.13%
	Ms. Thaneeya Phanitwong	25,000	3.13%
	Mr. Arnuphab Phanitphichetwong	25,000	3.13%
Mitr Phol Sugar Group	East Asia Sugar Investments Limited	125,000	15.63%
	Mr. Kamon Wongkusonkit	64,488	8.06%
	Mr. Soonthorn Vongkusolkit	55,165	6.90%
	Mr. Vitoon Wongkusolkit	45,815	5.73%
	Mr. Isara Vongkusolkit	37,648	4.71%
	Mr. Thaweewat Thaweepiyamaporn	26,948	3.37%
	Mr. Chanin Vongkusolkit	24,476	3.06%
	Mrs. Wimon Kanjanakumnurd	10,588	1.32%
	Wg. Cdr.Lucksamee Pudhaphongsiriporn	9,873	1.23%
	Total	500,001	62.50%

- TRANSLATION FROM THAI TEXT -

BSS 460124 December 3, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on December 31, 2003 is as follows:

Conversion Notice December 16 – 30, 2003

Exercise Date December 31, 2003

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- Translation from Thai Text -

BSS. 460127 December 29, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 22, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	85,663	units
Exercise applications, this period	113,372	units
Outstanding unexercised warrants	114,801,848	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	85,663	units
Exercise applications, this period	113,372	units
Remaining preferred shares issuale	114,801,848	units
Warrant exercise in this period by nationality		
Non-Thai nationals	49,539	shares
Thai nationals	63,833	shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Ref. : EQI. 461004

Date : December 31, 2003

Subject : Sino-Thai Resources Development Public Company Limited

To : Managing Director

Stock Exchange of Thailand

SCB would like to inform SET that SCB has sold 2,277,700 Shares in Sino-Thai Resources Development Public Company Limited. The details of which are as follows;

Transaction Date	:	December 30, 2003
Involved Party	:	Mr. Wichai Limpanyakul
Transaction Asset	:	Ordinary Shares of Sino-Thai Resources Development Public Company Limited
Objective	:	To decrease an investment portion of SCB in Sino-Thai Resources Development Public Company Limited
Type of Business	:	Mining
Registered Capital	:	200,000,000 Baht (fully paid)
Number of Registered Shares	:	20,000,000 Shares
Par Value	:	10 Baht per share
Number of Selling Shares	:	2,277,700 Shares (representing 11.39% of total issued shares)
Selling Price	:	10.00 Baht per share
Value of Transaction	:	22,777,000 Baht
Percentage of shares	:	After this transaction, SCB will have no investment in Sino-Thai Resources Development Public Company Limited
Transaction Size	:	0.23% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

Yours Sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel.(02) 544-2314

Ref. : EQI. 461008

Date : December 31, 2003

Subject : Sino-Thai Resources Development Public Company Limited (Additional Information)

To : Managing Director

Stock Exchange of Thailand

SCB would like to report additional information on the selling of Sino-Thai Resources Development Public Company Limited as follows:

Involved Party	:	Mr. Wichai Limpanyakul, who is not a related party to SCB
Transaction Asset	:	Ordinary Shares of Sino-Thai Resources Development Public Company Limited (Acquired partly through Debt Restructuring Scheme with STRD)
Selling Price	:	10.00 Baht per share. The buyer and seller had negotiated the price since early December. The price was discounted from the one-month moving average price on December 16, 2003 (14.06 Baht/share). The discounted price reflects the fact that STRD shares had no liquidity throughout the past three months (September 16 to December 16, 2003). As compared to the total number of shares sold (2,277,700 shares or 11.39 percent of the company's total shares), trading volume of the shares averaged only 6,700 per day during the three-month period.

Yours Sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel.(02) 544-2314

- Translation from Thai Text -

BSS 470001 January 7, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 31, 2003 exercise date, applications for conversion were for 13,853,057 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	199,035	Shares
Number of preferred shares already converted	(722,459,231)	Shares
Conversion per this exercise date (December 31, 2003)	(13,853,057)	Shares
Convertible preferred shares outstanding	1,763,886,747	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	74,207,957	Shares
Previous conversion from preferred shares	722,459,231	Shares
Conversion per this exercise date (December 31, 2003)	13,853,057	Shares
Total ordinary shares outstanding	1,399,280,318	Shares
No. of new converted shares held by **foreign** shareholders	12,597,066	Shares
No. of new converted shares held by **local** shareholders	1,255,991	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Date: January 19, 2004

The Siam Commercial Bank PCL announces the unaudited results of operation for year ended 2003.

The Siam Commercial Bank PCL announces the preliminary results of operation for the year ended 2003, before audit by the independent auditor. Net profit for the year was Baht 12,460 million, a sharp increase from a net loss of Baht 12,487 million a year earlier, as general reserve of Baht 2,400 million was booked this year compared with loan loss reserve of Baht 24,825 million booked last year. Net profit in the fourth quarter increased to Baht 3,256 million from Baht 3,232 million in previous quarter and a net loss of Baht 13,533 million in fourth quarter of 2002.

Khunying Jada Wattanasiritham, President and CEO, said "The 2003 results were satisfactory. Net profit as well as total assets were the highest in the history. Return on equity was high at 20% as the Bank managed to grow business in all sectors. Revenue from credit customers grew while subsidiaries in the financial sector, which include securities, insurance, hire purchase, leasing and fund management contributed almost Baht 400 million increase in our profit."

Khunying Jada added, "Apart from growing business, the Bank also focused on efficiency. This was reflected by an increase in net interest margin to 2.6% while operating cost to income ratio was below 50%, in line with the Bank's targets. Non-performing loans (NPLs) decreased around Baht 30,000 million from previous year, resulting in outstanding NPLs of Baht 89,791 million or 17%. This is a part of the Bank's effort to reduce NPLs to below 5% within the next 3 years."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee, referred to the Bank's business policy going forward, "The Bank's policy is to maintain sustainable high return on equity. In 2004, the Bank plans to grow in every business sector through its extensive networks of branches and subsidiaries according to our target to be Universal Banking. The economy is expected to grow stronger and the Bank is ready for business expansion after the Change Program has enhanced our strong foundation."

Significant items of operating results are as follows:

1. Net interest and dividend income

Net interest and dividend income for the year-ended 2003 was Baht 19,074 million, a 9.1% increase from last year mainly from interest reductions during the first three quarters of 2002. The increase in interest income was from improvement in interest income from debt restructuring. Net interest margin for the year increased from 2.5% to 2.6%.

For the fourth quarter of 2003, net interest and dividend income was Baht 5,145 million, an increase from Baht 4,659 million in the previous quarter and Baht 4,412 million in the fourth quarter of 2002. The increase in interest income was mainly from the improvement in debt-service ability of restructured debts.

2. Non-interest income
For the year 2003, non-interest income was Baht 9,298 million, increased by 3.7% from a year earlier due to an increase in fee and service income of Baht 449 million from loan-related fee, fee income from retail customer which include fees from ATM, credit card and e-business (SCB Easy Bank) as well as the Bank's new product: Bancassurance. Moreover, income from subsidiaries increased by Baht 396 million on the back of strong growth in subsidiaries in financial sector including securities, insurance, hire purchase, leasing and fund management. Gains from investment declined by Baht 515 million from the reduction in securities sales and reserve for the impairment of some debt instruments.

In the fourth quarter of 2003, non-interest income was Baht 2,163 million, decreased by Baht 758 million from Baht 2,921 million in the previous quarter. This was mainly due to Baht 684 million decrease in gain from investment as the Bank set aside provision for its bond portfolio.

3. Non-interest expenses
Non-interest expense in 2003 was Baht 13,512 million, decreased by Baht 600 million from lower reserve for foreclosed properties and expenses related to premises and equipment. Decrease in latter item stemmed from the adjustment in amortization period from 20 years to 50 years. Operating cost to income ratio decreased from 53% last year to 48% this year.

Non-interest expense in the fourth quarter was Baht 3,452 million, a decline of Baht 296 million from previous quarter as Baht 470 million of diminution in value of foreclosed properties and reserve for selling expense for foreclosed properties were recorded in 3Q03. Operating expense increased slightly from Baht 3,278 million to Baht 3,452 million.

4. Loan loss provision
In 2003, the Bank set aside Baht 2,400 million in general reserve or Baht 200 million per month. As at December 31, 2003, loan loss provision totaled Baht 72,374 million and loan loss coverage ratio was 80.6%.

Balance sheet as at December 31, 2003

As at December 31, 2003, total loans outstanding before allowance for doubtful accounts were Baht 506,315 million, an increase of Baht 21,204 million (4.4%) from the end of last year or Baht 15,044 million (3.1%) from the previous quarter. The main source of loan growth this year was retail lending especially mortgage loans. SMEs lending expanded slightly. In 2003, the Bank wrote off Baht 9,895 million of bad debts from debt restructuring and bad debt charge-off.

Total deposits stood at Baht 607,132 million, an increase of Baht 38,530 million from the end of last year and Baht 16,237 million or 2.7% from the previous quarter. Loan to deposit ratio was 83.4%, comparable with the previous quarter.

Shareholders' equity stood at Baht 75,524 million, an increase of Baht 23,406 million and Baht 8,829 million from the end of last year and last quarter, respectively. The increase was mainly due to profits for the period and increase in securities valuation.

Total capital funds (tier 1 and tier 2) at December 31, 2003 were Baht 66,101 million or approximately 12.8% of total risk assets, of which 7.1% was tier 1 capital (excluding net profit for this year of Baht 12,460 million. If the profit of 2003 was included, tier 1 ratio would be 9.5%.)

Non-performing Loans (NPLs)

As at December 31, 2003, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 89,791 million or 17.51% of total loans, a decrease of Baht 29,021 million from Baht 118,811 million at the end of last year. The reduction of non-performing loans was due partly to write-off and progress of debt restructuring.

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

	December-03		**December-02**	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for classified loans**
Classified loans(including accrued interest receivables and other assets)				
Normal	417,665.3	11,965.5	362,000.5	11,709.5
Special Mention	6,997.1	53.5	9,907.2	90.9
Substandard	5,523.9	790.6	10,938.0	1,254.7
Doubtful	11,339.6	2,106.0	14,231.9	2,814.6
Doubtful Loss	73,838.6	32,250.3	94,918.2	38,964.9
Total	515,364.4	47,165.9	491,995.7	54,834.5
General and Specific Allowance		25,327.5		25,009.0
Total Allowance		72,493.4		79,843.5

Problem Classified Loans (Substandard and lower)	89,791.0		118,811.3	
% of Total Classified Loans	17.5%		24.2%	

Remarks:

1. Non-performing Loans (NPLs) were substandard and lower, excluding accrued interest recievables and other assets
2. Loan loss reserve excluding financial institutions as at December 31, 2002 and 2003 were Baht 72,374.2 million

Ref. : EQI. 471015

Date : January 19, 2004

Subject : Result of ECD Conversion

To : Managing Director

Stock Exchange of Thailand

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 million of 10-year ECD on January 24, 1994. The Securities and Exchange Commission permitted the Bank to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to convert the debentures into common shares on January 9, 2004, which was the last conversion date. The Bank will redeem the debentures totalling USD 149.115 million or equivalent to 3,809.89 million Baht on January 24, 2004.

Yours Sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Translation from Thai Text

No. Tor Thor. 31-470124 January 22, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16, 2004)

Description	Unit
1. Sold subordinated convertible debentures in first placement	6,000,000
Converted debentures	2,226,240
Debentures requested conversion	1,207,740
Outstanding unconverted debentures	2,566,020
2. Common stocks accommodated conversion	200,000,000
Converted - common stocks	74,207,957
Requested - conversion - common - stocks	40,257,978
Outstanding common stocks for conversion	85,534,065
3. Debenture-converted-common stocks in this exercise held by Foreign investors	-
Debenture-converted-common stocks in this exercise held by Thai investors	40,257,978

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

EQ 471037

January 28 , 2004

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB bought new ordinary shares in SCB Securities Co.,Ltd

Transaction Date	:	27 January 2004
Transaction Asset	:	New ordinary shares of SCB Securities Co.,Ltd.
Objective	:	Long-term investment
Type of Business	:	Securities Company
Registered and Paid-up Capital	:	1,530,000,000.00 Baht divided into 153,000,000 ordinary shares at the par value of 10.00 baht
New registered and Paid-up Capital	:	5,000,000,000.00 Baht divided into 500,000,000 ordinary shares at the par value of 10.00 baht
Type of transaction	:	SCB invested in new ordinary shares of SCB Securities Co.,Ltd

Type of transaction	Number of shares (shares)	Par value (Baht/share)	Price (Baht/share)	Value of transaction (Baht)
New ordinary shares	347,000,000	10.00	10.00	3,470,000,000.00

Percentage of shares : After the transaction, SCB will hold 499,999,986 ordinary shares of SCB Securities Co.,Ltd, representing 100.00% of its paid-up capital.

Size of Transaction : 2.65% of SCB's net asset, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

February 27, 2004

Siam Commercial Bank posts record net profit, will pay dividend for the first time since the financial crisis.

Bangkok - The Siam Commercial Bank PCL's audited results showed the highest ever net profit of Baht 12,460 million with high return on equity (ROE) at 19.5%. Earnings per share (EPS) also improved to Baht 3.94, the highest level after the financial crisis.

Khunying Jada Wattanasiritham, President and CEO, said "The record profit to a large extent reflects the steady improvement in business growth in line with the supportive economic condition, the contribution of the Bank's employees, franchise and subsidiaries in the financial sector, liquidity management and effective control on expenses. In addition, provisioning has sharply decreased and now requires only general provision. This attests to the Bank's ability in managing legacy problem loans remaining from the financial crisis."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee, added, "Apart from the new profit record, total assets and shareholders' equity in 2003 were also the highest ever in the Bank's history. The Bank has finally recovered from the aftermath of financial crisis and reached a new plateau in terms of market position, profitability and growth prospects. These achievements are underpinned by a solid foundation, especially the commitment of the management and staff and teamwork, which contributed to the early successes of the Change Program that we have implemented since 2001."

Referring to the Bank's outstanding performance, Dr. Chirayu Isarangkun Na Ayuthaya, the Chairman of the Board of Directors said, "The Meeting of the Board of Directors on February 27, 2004 acknowledged the audited financial statements of 2003, in which the Bank reported net profit of Baht 12,460 million, and proposed to pay dividend to both common and preferred shareholders at the rate of Baht 1.40 per share. The registration book will be closed on April 22, 2004 for dividend payment and the payment date is April 30, 2004. The financial statements and the dividend payment will be tabled before shareholders at the Annual General Meeting on April 8, 2004."

Dr. Chirayu Isarangkun Na Ayuthaya, added, "This is the first dividend payment since the financial crisis in 1997. The Board is very pleased that our shareholders are receiving returns on their investment. All shareholders will receive the dividend. For these achievements, the Board of Directors would like to express our appreciation to the management and staff for their hard work. Also, we would like to thank our customers for their continued support."

The Bank's last dividend payment was in 1997 for the interim half-year results. For this dividend payment, if SCB warrant holders exercise their rights to purchase preferred shares (1 warrant to 1 preferred share) by March 22, 2004, they will be eligible to receive dividend.

Details of the audited results for the year end 2003 are attached.

Attachment

Bank-only Financial Statements

1. Summary of significant operating results for the year ended 2003.

Operating results after audit by the independent auditor remained the same as the preliminary results released on January 19, 2004.

On Bank-only basis, the Bank achieved a net profit of Baht 12,460 million for the year ended 2003, compared with a net loss of Baht 12,488 million a year earlier. The significant improvement in net profit was due primarily to Baht 24,826 million provision set in 2002, compared with Baht 2,400 million of general provision set in 2003. Net interest and dividend income increased by 9.1% to Baht 19,075 million and net interest margin rose from 2.5% to 2.7%. Non-interest income increased slightly to Baht 9,298 million on the back of improvement in fee and service income and income from subsidiaries while non-interest expenses decreased to Baht 13,512 million. Operating cost to income, as a result, declined from 53% a year earlier to 48% in 2003.

2. Balance Sheet as at December 31, 2003

Total loans outstanding before allowance for doubtful accounts were Baht 506,293 million, an increase of 4.4% from the end of 2002. Allowance for doubtful accounts was Baht 71,961 million. Accrued interest receivables were Baht 1,671 million.

Total deposits stood at Baht 607,132 million, an increase of Baht 38,530 million or 6.8% from the end of previous year.

Shareholders' equity stood at Baht 75,524 million, equivalent to a book value of Baht 23.88 per share, compared with Baht 16.64 per share at the end of 2002. Total capital funds were Baht 66,742 million or 12.9% of total risk assets, of which 7.1% was Tier 1 capital. If 2003 net profit is included, total capital funds would be 15.3% of total risk assets.

3. Non-Performing Loans

As at December 31, 2003, the Bank had Non-Performing Loans (NPLs) per the Bank of Thailand's notification dated January 16, 2003 of Baht 89,769 million, or 17.51% of total loans including loans to financial institutions, a decrease of Baht 28,488 million from Baht 118,257 million or 24.2% a year earlier. The reduction of Non-Performing Loans was from bad debt write-off and progress in debt restructuring.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 12,460 million for the year ended 2003. Income and expenses generally showed the same trends as in the Bank only results. Compared with 2002, net interest and dividend income increased by Baht 1,678 million and non-interest income increased by Baht 637 million, of which mainly from improvement in fee and service income. Non-interest expenses declined by Baht 134 million due mainly to decrease in provision for the diminution in value of foreclosed properties.

As at December 31, 2003, total consolidated assets of the Bank and its subsidiaries were Baht 746,838 million (December 2002: Baht 675,722 million), while consolidated liabilities were Baht 670,180 million (December 2002: Baht 622,657 million), and total shareholders' equity was Baht 76,659 million (December 2002: Baht 53,065 million).

- Translation from Thai Text -

BSS 470057 February 27, 2004

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18 - 24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on March 22, 2004. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	March 8 - 21, 2004
Exercise date:	March 22, 2004
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 08.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates or warrant slips in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons: Non-Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- TRANSLATION FROM THAI TEXT -

BSS 470059 March 8, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on March 31, 2004 is as follows:

Conversion Notice	March 16 – 30, 2004
Exercise Date	March 31, 2004
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise	(1) Thailand Securities Depository Company Limited; or
	(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

EQ 471135

March 26 , 2004

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB Securities Co.,Ltd (99.99% owned by the Siam Commercial Bank Pcl.) purchased 9,999,993 ordinary shares in SCB Capital Services Co.,Ltd

Transaction Date	:	March 24,2004
Transaction Asset	:	Ordinary shares of SCB Capital Services Co.,Ltd.
Objective	:	Long-term investment
Type of Business	:	Asset management
Registered Capital	:	100,000,000 Baht divided into 10,000,000 ordinary shares at the par value of 10.00 baht/share
Paid-up Capital	:	50,000,000.00 Baht divided into 10,000,000 ordinary shares (Paid-up 50% of par value) or 5.00 baht/share
Type of transaction	:	SCB Securities Co.,Ltd (99.99% owned by the Siam Commercial Bank Pcl.) purchased ordinary shares in SCB Capital Services Co.,Ltd

Number of shares (shares)	Par value (Baht/share)	Price (Baht/share)	Value of transaction (Baht)
9,999,993	10.00	5.00	49,999,965

Proportion : 99.99993% of paid up capital

Size of Transaction : 0.007% of SCB's total asset, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Ref. : EQI. 471103

Date : March 26, 2004

Subject : ITV Public Company Limited

To : The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB sold 61,000,000 shares in ITV Public Company Limited. The details of which are as follows:

Transaction Date	:	March 25, 2004
Involved Parties	:	Seller – Siam Commercial Bank PCL. (SCB) Buyer – SCB Thailand Recovery Open End Fund (SCBTR)
Transaction Assets	:	Common Shares of ITV Public Company Limited
Objective	:	To decrease investment in non-core business
Type of Business	:	UHF Television Station
Registered Capital	:	7,800.00 Mil.Baht
Paid up Capital	:	6,000.00 Mil.Baht
Par Value	:	5.00 Baht per share
Transaction Description	:	SCB sold 61,000,000 common shares of ITV PCL. at 17.43 Baht per share. Total value of the transaction was 1,063.23 Million Baht.
Percentage of Shares	:	After this transaction, SCB holds 113,894,754 common shares or 9.49% in ITV.
Transaction Size	:	0.142% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

- Translation from Thai Text -

BSS. 470008 March 30, 2004

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issued during December 18 - 24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8 - 21) June 22 (notification date June 8 - 21) September 22 (notification date September 8 - 21) and December 22 (notification date December 8 - 21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For March 22, 2004, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	199,035	units
Exercise applications, this period	1,447,827	units
Outstanding unexercised warrants	113,354,021	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	199,035	units
Exercise applications, this period	1,447,827	units
Remaining preferred shares issuable	113,354,021	units
Warrant exercise in this period by nationality		
Non-Thai nationals	288,999	shares
Thai nationals	1,158,828	shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 470011 April 1, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2004 exercise date, applications for conversion were for 59,611,147 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	1,646,862	Shares
Number of preferred shares already converted	(736,312,288)	Shares
Conversion per this exercise date (March 31, 2004)	(59,611,147)	Shares
Convertible preferred shares outstanding	1,705,723,427	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	114,465,935	Shares
Previous conversion from preferred shares	736,312,288	Shares
Conversion per this exercise date (March 31, 2004)	59,611,147	Shares
Total ordinary shares outstanding	1,499,149,443	Shares
No. of new converted shares held by **foreign** shareholders	16,600,524	Shares
No. of new converted shares held by **local** shareholders	43,010,623	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Translation from Thai text

BSS. 470015 8 April 2004

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 181

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Thursday, 8 April 2004 beginning at 10.00 a.m., has passed the following resolutions:

1. It was resolved by a majority vote to adopt the Minutes of the Annual General Meeting of Shareholders No.180, dated 9 April 2003.
2. The Board of Directors' report on year 2003 operations was acknowledged.
3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2003 which have been audited and certified by the auditor.
4. It was resolved by a majority vote to approve the allocation of profits and dividend payment as follows:
   (1) Appropriation as a legal reserve fund at the rate of 5 percent of the net profit equivalent to Baht 623 Million in total; and
   (2) Dividend payment to shareholders holding preferred shares and ordinary shares at the rate of Baht 1.40 per share. The share register book will be closed suspending any transfer of shares to determine and identify the right to receive dividend payment from 12.00 noon of 22 April 2004 and the dividend will be paid on 30 April 2004.
5. It was resolved by a majority vote to approve the allocation of directors' bonus at the rate of 0.5 percent of dividend and to authorize the Board to decide the details to which such bonus will be allocated among the directors, effective from the operational results of the financial year 2003.
6. It was resolved by a majority vote to re-elect the directors retired by rotation namely:
   (1) Ms. Kannikar Chalitaporn
   (2) Mr. Verachai Tantikul
   (3) Mr. Anand Panyarachun
   (4) Mr. Sohei Sasaki
   (5) Mr. Peter Seah Lim Huat

7. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Dr. Suphamit Techamontrikul or Mr. Permsak Jerajakwattana or Mr. Niti Jeungnijnirun or Miss Jongjit Leekpai as the Bank's auditors for the year 2004 and to fix the auditing fee and other expenses at Baht 9.2 Million, consisting of Baht 6.4 Million for auditing the Bank's accounts and Baht 2.8 Million for the auditing the accounts of the Bank's foreign branches.
8. It was resolved by a majority vote to approve the amendment to the Bank's Articles of Association.
   (1) Article 8. Repurchase of Shares
   (2) Article 25. Place of the Board of Directors Meeting
   (3) Article 33. Place of the Shareholders Meeting
   (4) Article 36. Chairman of the Shareholders Meeting
   (5) Article 42. Power of the Board of Directors for Distribution of Profits as a Reserve Fund
   (6) Article 48. Connected Transactions
   (7) Reordering the existing "Article 48." and "Article 49." to "Article 49." and "Article 50." in order for them to be in line with the supplemental provision of the matters in relation to entering into connected transaction in Article 48.

   Details are attached.
9. It was resolved by a majority vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in year 2002 by using the following words as replacement of the existing Clause 4:

"Clause 4	Registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of : Ordinary shares	1,545,072,361 shares	(One Thousand Five Hundred Forty Five Million Seventy Two Thousand Three Hundred and Sixty One Shares)
	Preferred shares	5,454,927,639 shares	(Five Thousand Four Hundred Fifty Four Million Nine Hundred Twenty Seven Thousand Six Hundred and Thirty Nine Shares)

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

J. Wattanasiritham

-Translation-

Amendment to SCB's Articles of Association

Existing Provisions	New Provisions
1. Repurchase of Shares	
Article 8. In respect of the shares of the Company, the Company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral. Rights and duties of the Company as the shareholder of its own shares as stated in the preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws.	"Article 8. In respect of the shares of the Company, the Company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral Rights and duties of the Company as the shareholder of its own shares as stated in the preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws. **The Company may repurchase or sell its shares or reduce its capital or proceed with any acts in connection with the repurchased shares pursuant to the rules and procedures prescribed by laws, provided that any of such repurchase of shares by the Company must obtain prior approval from the shareholders unless each time of such repurchase is not in excess of 10 percent of the total issued and paid-up shares of the Company for which the Board of Directors shall have power to grant approval."**
2. Place of the Board of Directors Meeting	
Article 25. The Board of Directors shall meet at least once every there months. The Chairman shall have the authority to summon a meeting of the Board of Directors by sending a notice to the directors not less than 7 day before the date of the meeting, except where urgent for the purposes of preserving the rights or benefits of the Company, the notice of summons of the meeting may be given by other means and the date fixed for the meeting may be earlier than that. Any two or more of the directors may request a summoning of the meeting of Board of Directors. In such case, the Chairman shall fix the date and summon the meeting within 14 days from the date of receipt of the request or summon the meeting on the date as requested.	"Article 25. The Board of Directors shall meet at least once every there months. The Chairman shall have the authority to summon a meeting of the Board of Directors by sending a notice to the directors not less than 7 day before the date of the meeting, except where urgent for the purposes of preserving the rights or benefits of the Company, the notice of summons of the meeting may be given by other means and the date fixed for the meeting may be earlier than that. Any two or more of the directors may request a summoning of the meeting of Board of Directors. In such case, the Chairman shall fix the date and summon the meeting within 14 days from the date of receipt of the request or summon the meeting on the date as requested. **The Chairman or any person(s) assigned by the Chairman shall have power to fix the date, time and place of the meeting of the Board of Directors where the place of the meeting may be held in the province in which the Company's head office is located or in any other places."**

Existing Provisions	New Provisions
3. Place of the Shareholders Meeting Article 33. To summon a shareholders meeting, the Board of Directors shall prepare a notice thereof specifying the place, the day and time, the agenda and the matters to be proposed at the meeting by clearly describing those matters which are to be proposed for acknowledgement, approval or consideration, including the submission of any comments by the Board of Directors on such matters (if any), together with any relevant details as may be reasonable. Such notice shall be sent to the shareholders and the Registrar not later than 7 days prior to the date of such meeting and published by newspapers for 3 consecutive days not later than 3 days prior to the date of the meeting.	"Article 33. To summon a shareholders meeting, the Board of Directors shall prepare a notice thereof specifying the place, the day and time, the agenda and the matters to be proposed at the meeting by clearly describing those matters which are to be proposed for acknowledgement, approval or consideration, including the submission of any comments by the Board of Directors on such matters (if any), together with any relevant details as may be reasonable. Such notice shall be sent to the shareholders and the Registrar not later than 7 days prior to the date of such meeting and published by newspapers for 3 consecutive days not later than 3 days prior to the date of the meeting. **The Board of Directors or any person(s) assigned by the Board shall have power to fix the date, time and place of the shareholders meeting where the place of the meeting may be held in the province in which the Company's head office is located or in any other places, taking into consideration the convenience of shareholders."**
4. Chairman of the Shareholders Meeting Article 36. The Chairman shall preside as the Chairman of the meeting. If the Chairman is absent or unable to perform his duties, the Vice Chairman shall preside at such meeting. If there is no Vice Chairman or he is absent or unable to perform his duties, the meeting shall then elect one of the shareholders presents at the meeting to be the Chairman	"Article 36. The Chairman shall preside as the Chairman of the meeting. If the Chairman is absent or unable to perform his duties, the Vice Chairman shall preside at such meeting. If there is no Vice Chairman or he is absent or unable to perform his duties, the meeting shall then elect one of the shareholders presents at the meeting, **who is also a director, to be the Chairman. In the event that such a shareholder who is also a director is absent or unable to perform his duties, the meeting shall elect one of the shareholders presents at the meeting** to be the Chairman."
5. Power of the Board of Directors for Distribution of Profits as a Reserve Fund Article 42. The Company must appropriate a portion of annual net profit as a reserve fund in the amount not less than 5 percent of the annual net profit less than accumulated loss brought forward (if any), until the reserve fund reach the amount not less than the amount prescribed by laws.	"Article 42. The Company must appropriate a portion of annual net profit as a reserve fund in the amount not less than 5 percent of the annual net profit less than accumulated loss brought forward (if any), until the reserve fund reach the amount not less than the amount prescribed by laws. **The remaining portions of the profits after making payment of dividends pursuant to the resolution of the shareholders meeting or the interim payment of dividends must be appropriated as for the Company's capital fund or other reserve funds as the Board may deems appropriate. In light of this, the Board shall, as it deems appropriate, also have power to adjust portions of the said capital fund or other reserve previously appropriated, except for the reserve fund referred to in the first paragraph and the shares**

Existing Provisions	New Provisions
6. Connected Transactions -Not available-	**"Article 48. In the event that the Company or any of its subsidiaries enters into a connected transaction or a deposition or acquisition of its assets as prescribed under the notification of the Stock Exchange of Thailand for the connected transaction or, as the case may be, the deposition or acquisition of assets of the listed company, the Company must comply with the rules and procedures pursuant to the said notification."**
7. Changes of Order of the Articles "Article 48." be re-ordered to "Article 49."	Be re-ordered to **"Article 49."** **and** **"Article 50."**, respectively.

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Date: April 19, 2004

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2004: Net profit increased to Baht 6,858 million, more than double the figure of the previous quarter.

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2004, before review by the independent auditor. Net profit for the first quarter sharply increased to Baht 6,858 million, Baht 3,601 million or 111% higher than the previous quarter and a 123% increase from a year earlier.

Khunying Jada Wattanasiritham, President and CEO, said "The exceptionally high net profit in the first quarter of 2004 resulted from partial divestment of shares of non-core business. In addition, income from subsidiaries improved on the back of higher business volumes of subsidiaries in the financial sector. Core operating revenue was in line with target. Fee and service income went up, especially from bancassurance business, while interest income was at satisfactory level. In the first quarter of 2004, non-interest income to total income was 58%, exceeding the 40% target.

Dr. Vichit Suraphongchai, Chairman of the Executive Committee, referred to the Bank's business policy going forward, "Currently, we are implementing Change Program Phase 2 which focuses on building business growth, quality, and people under our strategy to become the Universal Bank. Gradually, program results are positively reflected in SCB's operating performance. We believe we can achieve our goal in the near future."

Significant items of operating results are as follows:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,745 million, an increase of 2.1 % from a year earlier but a decrease of 7.8% from the previous quarter as successful debt restructuring brought in extra interest income in the last quarter. Net interest margin slightly decreased from 2.8% in the fourth quarter of 2003 to 2.5% in the first quarter of 2004.

2. Non-interest income

For the first quarter of 2004, non-interest income increased by Baht 4,355 million to Baht 6,518 million from Baht 2,163 million in the previous quarter as a result of:

- Baht 3,635 million increase in gain on investment compared to a loss of Baht 298 million in the previous quarter due mainly to sales of investment in non-bank businesses.
- Baht 374 million increase in income from subsidiaries, mainly attributed to high business volumes of subsidiaries in the financial sector.
- Baht 65 million increase in fees and service income, mainly attributed to higher income from bancassurance business.
- Baht 45 million increase in gain on exchange.

Compared to a year earlier, non-interest income increased by Baht 4,339 million or 199% due to a large gain on investment of Baht 3,593 million. Fees and service income increased by Baht 370 million and income from subsidiaries increased by Baht 323 million.

3. Non-interest expenses

Non-interest expense increased to Baht 3,805 million, an increase of Baht 353 million or 10.2% from the previous quarter due to:

- Baht 330 million increase in personnel expense from extra bonus payment to employees and yearly salary adjustment.
- Baht 130 million increase in fees and service expenses corresponding to business volume.
- Baht 141 million decrease in tax expenses.

Overall, operating cost to income ratio increased to 53.6% from 46.3% in the previous quarter.

Compared to a year earlier, non-interest expenses increased by Baht 656 million due to higher personnel expenses and fee and service expenses.

4. Loan loss provision

For this first quarter of this year, the Bank set aside Baht 600 million in general reserve or Baht 200 million per month. As at March 31, 2004, loan loss provision totaled Baht 71,775 million, a decrease of Baht 186 million due to certain write-off. Loan loss coverage ratio was 82.4%

Balance sheet as at December 31, 2004

As at December 31, 2004, total loans outstanding were Baht 525,298 million, an increase of Baht 19,005 million or 3.8% from the end of 2003 due to credit expansion in all sectors. Total deposits stood at Baht 623,120 million, an increase of Baht 15,988 million from last year. Consequently, loan to deposit ratio improved slightly to 84.3% from 83.4%.

Investment in securities at the end of March 31, 2004 was Baht 148,603 million, an increase of Baht 1,003 million from the previous quarter mainly from increased investment in SCB Securities Company Limited, Baht 5,000 million investment in SCB Thailand Recovery Open End Fund and partial divestment of shares of non-core business. However, the value of available-for-sale portfolio dropped due to mark-to-market valuation.

Regarding liabilities, short-term borrowings decreased by Baht 3,780 million from the previous quarter to Baht 1,881 million at the end of March 2004 due to the maturity of Euro convertible debentures of Baht 3,810 million.

Shareholders' equity increased by Baht 50 million from the yearend to Baht 75,574 million, resulting from this quarter's net profit of Baht 6,858 million. However, revaluation surplus on investments decreased by Baht 8,013 million due to the sales of investment in securities and the decrease in securities value in line with the stock market.

Total capital funds (tier 1 and tier 2) at March 31, 2004 were Baht 66,072 million or approximately 12.3% of total risk assets, of which 7.1% was tier 1 capital.

Non-performing Loans (NPLs)

As at March 31, 2004 non-performing loans (NPLs) which consisted of loans classified as substandard and lower according to the Bank of Thailand's new definition were Baht 87,102 million or 16.4%, a decrease of Baht 2,667 million from Baht 89,769 million (17.5%) at the year ended 2003.

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900
Investor Relations Division Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

	March-04		December-03	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Classified loans(including loans to financial institutions)				
Normal	434,076	11,646	416,383	11,965
Special Mention	11,137	96	6,945	54
Substandard	4,897	728	5,404	791
Doubtful	7,698	1,101	11,260	2,106
Doubtful Loss	74,507	34,074	73,105	31,956
Total	532,316	47,646	513,097	46,872
General and Specific Allowance		24,244		25,208
Total Allowance		71,890		72,080

Non-performing loans (Substandard and lower)	87,102		89,769	
% of Total loans including loans to financial institutions	16.4%		17.5%	

Remarks:

1. Non-performing Loans (NPLs) were substandard and lower, excluding accrued interest recievables and other assets

2. Loan loss reserve excluding financial institutions as at March 31, 2004 and December 31, 2003 and 2003 were Baht 71,775 r

2. - The Bank's Audited Financial Statements for Quarter and nine-month period ended September 30, 2003

- The Bank's 2003 Annual Report.

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at September 30, 2003 and the related consolidated and Bank's statements of income for the quarters and for the nine-month periods ended September 30, 2003 and 2002, the consolidated and Bank's statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform our reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated February 24, 2003. The consolidated and the Bank's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 11, 2003

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited"		"Unaudited"	
	AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002	AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002
ASSETS				
CASH	8,414,645	7,688,351	8,226,945	7,523,705
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	6,735,762	5,802,367	6,175,020	5,472,874
Non-interest bearing	5,048,445	3,626,815	4,912,774	3,583,927
Foreign items				
Interest bearing	29,185,663	41,133,755	27,122,762	38,855,963
Non-interest bearing	3,039,926	2,570,441	2,460,887	1,842,088
Total interbank and money market items	44,009,796	53,133,378	40,671,443	49,754,852
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	37,900,000	13,450,000	37,900,000	13,450,000
INVESTMENTS (Note 4.2)				
Short-term investments - net	46,799,317	42,958,619	46,201,046	42,400,896
Long-term investments - net	103,023,633	97,206,366	99,688,945	91,222,250
Investments in subsidiaries and associated companies - net	3,404,233	3,278,844	13,882,077	12,998,104
Total investments - net	153,227,183	143,443,829	159,772,068	146,621,250
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Note 4.3)	495,923,433	489,118,506	491,270,879	485,110,662
Accrued interest receivables	2,022,073	2,618,670	1,907,468	2,489,031
Total loans and accrued interest receivables	497,945,506	491,737,176	493,178,347	487,599,693
Less Allowance for doubtful accounts (Note 4.4)	(70,074,038)	(71,369,367)	(67,871,100)	(69,379,815)
Less Revaluation allowance for debt restructuring (Note 4.5)	(10,574,555)	(11,209,693)	(10,092,663)	(10,427,270)
Net loans and accrued interest receivables	417,296,913	409,158,116	415,214,584	407,792,608
PROPERTIES FORECLOSED - NET	11,909,159	12,648,953	11,431,719	12,282,093
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	560,591	556,754	560,591	556,754
PREMISES AND EQUIPMENT - NET	24,565,566	24,635,987	19,480,914	19,321,492
NET INTER-ACCOUNT BALANCE	824,076	2,797,630	824,076	2,797,629
ASSETS PENDING TRANSFER	4,965,207	3,319,194	4,965,207	3,319,194
OTHER ASSETS - NET	4,953,585	4,889,376	4,002,608	3,802,528
TOTAL ASSETS	708,626,721	675,721,568	703,050,155	667,222,105

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002	"Unaudited" AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	582,169,489	561,915,840	582,760,539	559,190,793
Deposits in foreign currencies	10,710,314	12,587,801	8,134,125	9,411,542
Total deposits	592,879,803	574,503,641	590,894,664	568,602,335
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	5,332,769	5,289,020	5,471,743	5,442,015
Non-interest bearing	2,617,931	1,586,366	2,706,407	1,633,909
Foreign items				
Interest bearing	356,871	1,226,547	372,277	1,320,032
Non-interest bearing	738,531	687,535	749,482	701,938
Total interbank and money market items	9,046,102	8,789,468	9,299,909	9,097,894
LIABILITIES PAYABLE ON DEMAND	2,166,056	3,002,891	2,163,214	3,001,597
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	150,000	40,000	-	-
BORROWINGS				
Short-term borrowings	3,810,044	4,991	3,810,044	4,991
Long-term borrowings	20,869,845	25,832,109	20,475,308	25,437,434
Total borrowings	24,679,889	25,837,100	24,285,352	25,442,425
BANK'S LIABILITIES UNDER ACCEPTANCES	560,591	556,754	560,591	556,754
INTEREST PAYABLE ON DEPOSITS	2,168,843	2,539,577	2,166,423	2,539,355
LIABILITIES PENDING TRANSFER	3,531,414	2,627,022	3,515,175	2,623,517
OTHER LIABILITIES	5,715,819	4,760,567	3,470,021	3,240,004
TOTAL LIABILITIES	640,898,517	622,657,020	636,355,349	615,103,881

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002	"Unaudited" AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
5,615,987,397 preferred shares of Baht 10.00 each	56,159,874		56,159,874	
5,942,649,837 preferred shares of Baht 10.00 each		59,426,498		59,426,498
1,384,012,603 ordinary shares of Baht 10.00 each	13,840,126		13,840,126	
1,057,350,163 ordinary shares of Baht 10.00 each		10,573,502		10,573,502
Issued and paid-up share capital				
1,824,293,035 preferred shares of Baht 10.00 each, fully paid	18,242,930		18,242,930	
2,105,291,399 preferred shares of Baht 10.00 each, fully paid		21,052,914		21,052,914
1,330,129,633 ordinary shares of Baht 10.00 each, fully paid	13,301,297		13,301,297	
1,026,569,982 ordinary shares of Baht 10.00 each, fully paid		10,265,700		10,265,700
PREMIUM ON PREFERRED SHARES (Note 4.8)	4,162,383	32,790,566	4,162,383	32,790,566
PREMIUM ON ORDINARY SHARES (Note 4.8)	1,091,755	22,786,164	1,091,755	22,786,164
UNREALIZED INCREMENT PER LAND APPRAISAL	4,620,996	4,621,051	4,620,996	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,754,705	3,839,458	3,754,705	3,839,458
REVALUATION SURPLUS ON INVESTMENTS	12,269,040	7,553,510	12,269,040	7,553,510
FOREIGN CURRENCY TRANSLATION	(91,112)	(17,077)	(91,112)	(17,077)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE	54,440	-	54,440	-

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited"		"Unaudited"	
	AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002	AS AT SEPTEMBER 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 4.8)	-	695,000	-	695,000
Other reserve (Note 4.8)	-	23,081,000	-	23,081,000
Unappropriated (Deficit)	9,288,372	(74,550,062)	9,288,372	(74,550,062)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	66,694,806	52,118,224	66,694,806	52,118,224
MINORITY INTEREST	1,033,398	946,324	-	-
TOTAL SHAREHOLDERS' EQUITY	67,728,204	53,064,548	66,694,806	52,118,224
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	708,626,721	675,721,568	703,050,155	667,222,105
OFF-BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.9)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,586,518	3,194,572	3,586,518	3,194,572
LIABILITY UNDER UNMATURED IMPORT BILLS	2,372,999	3,657,548	2,372,999	3,657,548
LETTER OF CREDIT	6,445,521	6,397,463	6,395,448	6,358,403
OTHER CONTINGENCIES	452,640,294	383,545,774	452,444,039	383,238,966

See notes to the interim financial statements

(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,038,215	6,001,157	4,971,269	5,928,221
Interest on interbank and money market items	239,230	486,382	231,898	482,824
Investments	1,344,468	1,307,421	1,278,855	1,256,498
Total Interest and Dividend Income	6,621,913	7,794,960	6,482,022	7,667,543
INTEREST EXPENSES				
Interest on deposits	1,500,996	2,671,603	1,487,802	2,654,205
Interest on interbank and money market items	30,044	90,559	29,337	88,984
Interest on short-term borrowings	48,610	-	48,610	-
Interest on long-term borrowings	266,894	346,130	257,719	336,716
Total Interest Expenses	1,846,544	3,108,292	1,823,468	3,079,905
Net Interest and Dividend Income	4,775,369	4,686,668	4,658,554	4,587,638
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	-359,928	2,456,675	-210,840	2,476,645
LOSS ON DEBT RESTRUCTURING	904,828	111,624	810,840	91,740
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	4,230,469	2,118,369	4,058,554	2,019,253
NON-INTEREST INCOME				
Gain (loss) on investments	445,265	-110,532	386,302	-122,927
Income from equity interest in subsidiaries and/or associated companies	103,651	98,204	406,693	217,807
Fees and service income				
Acceptances, avals and guarantees	199,534	162,989	178,608	163,042
Others	1,518,066	1,394,413	1,402,339	1,326,527
Gain on exchanges	518,276	551,334	515,522	555,513
Other income	453,918	334,212	32,030	4,912
Total Non-Interest Income	3,238,710	2,430,620	2,921,494	2,144,874

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON-INTEREST EXPENSES				
Personnel expenses	1,300,737	1,136,148	1,091,882	1,007,260
Premises and equipment expenses	724,982	879,382	686,132	731,335
Taxes and duties	293,808	355,679	287,146	350,940
Fees and service expenses	245,222	180,747	205,778	176,382
Directors' remuneration	12,205	11,882	10,102	9,441
Contributions to the Financial Institutions Development Fund	600,084	621,722	597,111	619,010
Loss from diminution in value of property foreclosed	80,000	570,000	80,000	570,000
Reserve for selling expense of property foreclosed	390,000	-	390,000	-
Other expenses	525,901	398,887	399,678	344,311
Total Non-Interest Expenses	4,172,939	4,154,447	3,747,829	3,808,679
INCOME BEFORE INCOME TAX	3,296,240	394,542	3,232,219	355,448
LESS INCOME TAX (Note 4.12)	24,288	17,450	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	3,271,952	377,092	3,232,219	355,448
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	39,733	21,644	-	-
NET INCOME	3,232,219	355,448	3,232,219	355,448
BASIC EARNINGS PER SHARE (Note 4.10) **BAHT**	2.45	0.36	2.45	0.36
DILUTED EARNINGS PER SHARE (Note 4.10) **BAHT**	0.96	0.11	0.96	0.11

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	16,217,662	17,782,516	16,026,728	17,585,865
Interest on interbank and money market items	803,687	1,573,672	791,504	1,562,374
Investments	4,091,938	3,830,082	3,901,346	3,683,273
Total Interest and Dividend Income	21,113,287	23,186,270	20,719,578	22,831,512
INTEREST EXPENSES				
Interest on deposits	5,744,727	8,559,798	5,697,249	8,504,003
Interest on interbank and money market items	138,414	262,804	136,109	260,390
Interest on short-term borrowings	150,444	-	150,444	-
Interest on long-term borrowings	832,161	1,024,130	806,141	996,367
Total Interest Expenses	6,865,746	9,846,732	6,789,943	9,760,760
Net Interest and Dividend Income	14,247,541	13,339,538	13,929,635	13,070,752
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.4)	811,807	7,847,690	829,834	7,650,028
LOSS ON DEBT RESTRUCTURING	980,503	584,150	970,166	529,138
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	12,455,231	4,907,698	12,129,635	4,891,586
NON-INTEREST INCOME				
Gain on investments	598,509	667,920	503,805	642,848
Income from equity interest in subsidiaries and/or associated companies	359,822	180,726	843,482	405,714
Fees and service income				
Acceptances, avals and guarantees	500,329	480,265	500,045	480,114
Others	4,061,433	3,990,244	3,899,363	3,732,006
Gain on exchanges	1,424,711	1,482,594	1,417,405	1,483,362
Other income	1,420,540	1,129,086	114,386	28,586
Total Non-Interest Income	8,365,344	7,930,835	7,278,486	6,772,630

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2003	2002	2003	2002
NON-INTEREST EXPENSES					
Personnel expenses		3,752,309	3,418,413	3,231,292	3,052,544
Premises and equipment expenses		2,445,741	2,694,085	2,082,962	2,245,295
Taxes and duties		851,628	974,256	834,334	959,557
Fees and service expenses		631,040	553,892	604,083	539,567
Directors' remuneration		39,483	39,440	29,639	28,138
Contributions to the Financial Institutions Development Fund		1,768,191	1,852,816	1,758,916	1,844,426
Loss from diminution in value of property foreclosed		144,289	906,876	144,000	900,000
Reserve for selling expense of property foreclosed		390,000	-	390,000	-
Other expenses		1,439,599	1,222,667	1,129,276	1,048,738
Total Non-Interest Expenses		11,462,280	11,662,445	10,204,502	10,618,265
INCOME BEFORE INCOME TAX		9,358,295	1,176,088	9,203,619	1,045,951
LESS INCOME TAX (Note 4.12)		61,399	55,173	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		9,296,896	1,120,915	9,203,619	1,045,951
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		93,277	74,964	-	-
NET INCOME		9,203,619	1,045,951	9,203,619	1,045,951
BASIC EARNINGS PER SHARE (Note 4.10)	**BAHT**	7.33	1.10	7.33	1.10
DILUTED EARNINGS PER SHARE (Note 4.10)	**BAHT**	2.73	0.33	2.73	0.33

See notes to the interim financial statements

....

(Khunying Jada Wattanasiritham)

President and Chief Executive Officer

....

(Mr. Vichit Suraphongchai)

Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
PREFERRED SHARE CAPITAL				
Beginning balance	21,052,914	22,561,653	21,052,914	22,561,653
Additions : Converted from warrants	280	-	280	-
Deductions : Converted to ordinary shares	(2,810,264)	(1,252,876)	(2,810,264)	(1,252,876)
Ending balance	18,242,930	21,308,777	18,242,930	21,308,777
ORDINARY SHARE CAPITAL				
Beginning balance	10,265,700	8,749,894	10,265,700	8,749,894
Additions : Converted from preferred shares and subordinated convertible bonds	3,035,597	1,259,943	3,035,597	1,259,943
Ending balance	13,301,297	10,009,837	13,301,297	10,009,837
PREMIUM ON PREFERRED SHARES				
Beginning balance	32,790,566	35,140,474	32,790,566	35,140,474
Additions : Converted from warrants	803	-	803	-
Deductions : Converted to ordinary shares	(641,088)	(1,951,394)	(641,088)	(1,951,394)
Deductions : Transfer to reduce deficit (Note 4.8)	(27,987,898)	-	(27,987,898)	-
Ending balance	4,162,383	33,189,080	4,162,383	33,189,080
PREMIUM ON ORDINARY SHARES				
Beginning balance	22,786,164	20,422,123	22,786,164	20,422,123
Additions : Converted from preferred shares and subordinated convertible bonds	1,091,755	1,965,527	1,091,755	1,965,527
Deductions : Transfer to reduce deficit (Note 4.8)	(22,786,164)	-	(22,786,164)	-
Ending balance	1,091,755	22,387,650	1,091,755	22,387,650
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,051	4,621,051	4,621,051	4,621,051
Deductions	(55)	-	(55)	-
Ending balance	4,620,996	4,621,051	4,620,996	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,839,458	3,962,015	3,839,458	3,962,015
Deductions	(84,753)	(91,918)	(84,753)	(91,918)
Ending balance	3,754,705	3,870,097	3,754,705	3,870,097
REVALUATION SURPLUS ON INVESTMENTS				
Beginning balance	7,553,511	4,655,704	7,553,511	4,655,704
Additions	4,715,529	1,147,650	4,715,529	1,147,650
Ending balance	12,269,040	5,803,354	12,269,040	5,803,354

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
FOREIGN CURRENCY TRANSLATION				
Beginning balance	(17,077)	114,863	(17,077)	114,863
Deductions	(74,035)	(125,914)	(74,035)	(125,914)
Ending balance	(91,112)	(11,051)	(91,112)	(11,051)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE				
Beginning balance	-	-	-	-
Additions	54,440	-	54,440	-
Ending balance	54,440	-	54,440	-
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000	695,000	695,000	695,000
Deduction : Transfer to reduce deficit (Note 4.8)	(695,000)	-	(695,000)	-
Ending balance	-	695,000	-	695,000
Others				
Beginning balance	23,081,000	23,081,000	23,081,000	23,081,000
Deduction : Transfer to reduce deficit (Note 4.8)	(23,081,000)	-	(23,081,000)	-
Ending balance	-	23,081,000	-	23,081,000
Unappropriated (Deficit)				
Beginning balance	(74,550,062)	(62,062,519)	(74,550,062)	(62,062,519)
Additions : Net income	9,203,619	1,045,951	9,203,619	1,045,951
Additions : Unrealized increment per assets appraisal	84,753	-	84,753	-
Additions : Reduction of deficit from (Note 4.8)				
- Other reserve	23,081,000	-	23,081,000	-
- Legal reserve	695,000	-	695,000	-
- Premium on ordinary shares	22,786,164	-	22,786,164	-
- Premium on preferred shares	27,987,898	-	27,987,898	-
Ending balance (Deficit)	9,288,372	(61,016,568)	9,288,372	(61,016,568)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	66,694,806	63,938,227	66,694,806	63,938,227
MINORITY INTEREST				
Beginning balance	946,323	935,408	-	-
Additions (deductions)	87,075	(16,897)	-	-
Ending balance	1,033,398	918,511	-	-
TOTAL SHAREHOLDERS' EQUITY	67,728,204	64,856,738	66,694,806	63,938,227

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	9,203,619	1,045,951	9,203,619	1,045,951
Items to reconcile net income to cash				
received (paid) from operating activities:				
Depreciation and amortization	965,285	1,181,720	696,970	928,378
Bad debt and doubtful accounts	811,807	7,847,690	829,834	7,650,028
Loss on debt restructuring	980,503	584,150	970,166	529,138
Loss from diminution in value of property foreclosed	144,289	906,876	144,000	900,000
Reserve for selling expense of property foreclosed	390,000	-	390,000	-
Loss on impairment of investment in securities (reversal)	(438,851)	125,190	(449,804)	113,581
Loss (gain) on sales of investments	(90,719)	(728,172)	29,646	(700,481)
Gain on transferring investment portfolio	(28,331)	(3,991)	(28,331)	(3,991)
Gain on sales of premises and equipment	(16,484)	(8,447)	(16,280)	(4,084)
Loss (gain) on sales of property foreclosed	(41,173)	14,147	(34,959)	15,047
Gain on exchange rate	(1,424,768)	(1,482,494)	(1,417,405)	(1,483,362)
Unrealized gains on revaluation of securities	(40,608)	(60,945)	(55,320)	(51,957)
Amortization of goodwill	38,003	38,912	-	-
Increase (decrease) in accrued interest and dividend income	608,077	(115,705)	586,018	(128,915)
Decrease in accrued interest payable	(845,736)	(273,694)	(851,754)	(283,879)
Increase in other accrued expenses	863,513	924,951	833,013	919,038
Income from equity interest in subsidiary and/or				
associated companies	(359,822)	(180,726)	(843,482)	(405,714)
Minority interest in net income of subsidiaries	93,277	74,964	-	-
Income from operations before changes				
in operating assets and liabilities	10,811,881	9,890,377	9,985,931	9,038,778
Operating assets (increase) decrease				
Interbank and money market items	8,918,625	14,462,137	8,868,658	15,004,989
Securities purchased under resale agreements	(24,450,000)	16,870,000	(24,450,000)	16,870,000
Securities for trading	(2,741,476)	(9,004,220)	(3,078,759)	(8,959,644)
Loans and accrued interest receivables	(12,616,930)	(3,235,810)	(11,763,734)	(3,230,231)
Properties foreclosed	2,440,900	863,544	2,417,944	858,169
Other assets	2,939,696	(173,248)	2,870,014	(335,644)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	18,376,163	(24,115,403)	22,292,328	(21,550,259)
Interbank and money market items	778,158	1,242,890	723,610	1,297,593
Liabilities payable on demand	(836,836)	1,312,500	(838,383)	1,313,698
Securities sold under repurchase agreements	110,000	(10,000)	-	-
Short-term borrowings	(5,313)	5,033	(5,384)	5,033
Other liabilities	819,810	1,048,485	116,124	1,032,733
Net cash provided by operating activities	4,544,678	9,156,285	7,138,349	11,345,215
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(88,033,923)	(24,041,573)	(86,573,104)	(20,380,892)
Proceeds from sales of available-for-sale securities	71,509,607	28,392,454	67,260,355	22,678,028
Purchases of held-to-maturity securities	(33,271,854)	(19,839,989)	(33,232,654)	(19,024,149)
Proceeds from redemption of held-to-maturity securities	45,952,873	6,706,882	45,922,669	5,411,098
Purchases of general securities	(987,073)	(816,807)	(953,159)	(853,538)
Proceeds from sales of general securities	1,714,610	102,256	1,709,686	35,416
Purchases of investments in subsidiaries and associated companies	(125,818)	(251,815)	(131,244)	(203,514)
Proceeds from sales of investments in subsidiaries and associated companies	321,304	118,734	359,537	224,130
Purchases of premises and equipment	(992,186)	(629,698)	(958,742)	(518,456)
Proceeds from sales of premises and equipment	164,991	42,869	158,289	34,204
Net cash used by investing activities	(3,747,469)	(10,216,687)	(6,438,367)	(12,597,673)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term borrowings	2,037	(13,607)	2,175	(14,329)
Preferred shares increase from conversion of warrants	280	-	280	-
Premium on preferred shares increase from conversion of warrants	803	-	803	-
Net cash used by financing activities	3,120	(13,607)	3,258	(14,329)
Increase in foreign currency translation	(74,035)	(125,914)	-	-
Net increase (decrease) in cash and cash equivalents	726,294	(1,199,923)	703,240	(1,266,787)
Cash and cash equivalents as at January 1,	7,688,351	11,326,368	7,523,705	11,245,478
Cash and cash equivalents as at September 30,	8,414,645	10,126,445	8,226,945	9,978,691

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
"UNAUDITED"

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarters and for the nine-month periods ended September 30, 2003 and the consolidated and the Bank's balance sheet for the year ended December 31, 2002, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2002, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for financial position and the results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements, which have been audited.

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

.../15

2.2 The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and subsidiaries whose shares are more than 50 % owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are as follows:

	For the quarters and nine-month periods ended September 30,		**For the year ended December 31,**
	2003	**2002**	**2002**
1. Chatuchak Asset Management Co., Ltd.	/	/	/
2. The Cambodian Commercial Bank Ltd.	/	/	/
3. SCB Securities Co., Ltd.	/	/	/
4. The Book Club Finance PCL	/	/	/
5. The Samaggi Insurance PCL	/	/	/
6. SCB Business Services Co., Ltd.	/	/	/
7. SCB Training Centre Co., Ltd.	/	/	/
8. Siam Pitiwat Co., Ltd.	/	/	/
9. Sub Sri Thai Warehouse PCL	/	/	/
10. Mahisorn Co., Ltd.	/	/	/
11. Astrakhan Investment Ltd.	/	/	/
12. SCB Asset Management Co., Ltd. (1)	/	-	-
13. SCB Resolution Corporation Co., Ltd. (2)	-	/	/
14. Thai International Property Development Co., Ltd. (3)	-	/	-
15. Techno Holding Co., Ltd. (4)	-	/	-

(1) : Changed from associated company to subsidiary during 2003

(2) : Not included in the consolidated financial statements for the nine-month period of 2003 because it was in the process of dissolution.

(3) : Not included in the consolidated financial statements for the year 2002 and the nine-month period of 2003 because it was in the process of dissolution.

(4) : Not included in the consolidated financial statements for the year 2002 and the nine-month period of 2003 because it was dissolved.

All subsidiaries have been registered and operated in Thailand except The Cambodian Commercial Bank Ltd., which has been registered and operated in Cambodia, and Astrakhan Investment Ltd. which has been registered and operated in Hong Kong.

The consolidated financial statements for the quarters and nine-month periods ended September 30, 2003 and 2002 and for the year ended December 31, 2002 do not include the following companies, which are subsidiaries and the companies that the Bank has significant control, due to their discontinued operations or being in process of dissolution. However, there are no material effects on the consolidated financial statements for not including such companies (see Note 4.2.4).

Investment in subsidiaries and associated companies

- SCB Advisory Service Co., Ltd.
- Oreo Realty Inc. (registered and operated in the United States of America).
- SCB Research Institute Co., Ltd. *

Investment in general investments

- Supapirom Co., Ltd.
- Siam Commercial Development Co., Ltd
- Suthakarn Co., Ltd.
- Thai Manpower Development Co., Ltd.
- Prime Business Co., Ltd.
- M & M Service Co., Ltd.
- Sorathon Co., Ltd.
- Satayu Co., Ltd.

* Not included in the consolidated financial statements for the nine-month period of 2003 because it was dissolved.

In addition, the consolidated financial statements for the quarters and the nine-month periods ended September 30, 2003 and 2002 and for the year ended December 31, 2002 did not include the financial statements of Bangkok Crystal Co., Ltd., and for the quarters ended September 30, 2003 did not include the financial statements of SG Land Co., Ltd. and Mahachai Land Development Co., Ltd. of which the Bank hold 75.1%, 99.7% and 81.4% of the issued capital respectively, as a result of its debt restructuring, because the Bank has intention for temporary holding. Such investment has been recorded in "Investment in general investments".

2.3 The consolidated financial statements included the adjustments for which the subsidiary did not record as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	September 30, 2003	**December 31, 2002**	**September 30, 2002**
Provision for doubtful debts of subsidiaries	200	200	200
	For the nine-month period ended September 30, 2003	**For the year ended December 31, 2002**	**For the nine-month period ended September 30, 2002**
Bad debt and doubtful accounts (reversal)	-	(219)	(219)

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS		
	September 30, 2003	**December 31, 2002**	**September 30, 2002**
Provision for doubtful debts of subsidiaries effecting decrease in investments	200	200	200
	For the nine-month period ended September 30, 2003	**For the year ended December 31, 2002**	**For the nine-month period ended September 30, 2002**
Bad debt and doubtful accounts (reversal) effecting increase in equity interest in subsidiaries	-	(219)	(219)

3. SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING ESTIMATE

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the most recent annual financial statements, except during 2003, the Bank changed the estimated useful life of its premises from 20 years to 50 years for depreciation purposes which was effective from January 1, 2003, with respect to the estimated useful life of the premises estimated by independent appraisers. The change in the estimated useful life affected the consolidated and the Bank's financial statements for the quarter and nine-month period ended September 30, 2003 as follows :

Unit : Million Baht

	THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS	
	For the quarter	**For the nine-month period**
Depreciation for the period decrease	77	222
Net income for the period increase	77	222
Basic earnings per share increase (Baht)	0.06	0.18
Diluted earnings per share increase (Baht)	0.02	0.07

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30 are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
Interest	7,715	10,127	7,642	10,045
Income tax	236	278	96	124

4.1.2 Non-cash items for the nine-month periods ended September 30 are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Increase in unrealized gain from securities valuation - presented as part of shareholders' equity	4,715.5	1,147.6	4,715.5	1,147.6
Conversion of subordinated convertible bonds to be ordinary shares	676.0	21.2	676.0	21.2
Conversion of convertible preferred shares to be ordinary shares	2,810.0	1,252.9	2,810.0	1,252.9
Property foreclosed acquired from debt repayments	2,194.2	1,403.7	2,066.6	1,326.4
Investment in securities received from debt restructuring process				
- available-for-sale securities	-	143.4	-	143.4
- held-to-maturity securities	-	7.1	-	7.1
- general investments	15.2	175.7	15.2	175.7
Increase of investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation (Notes 4.2.1, 4.3.4 and 4.9)	22.5	3,560.5	22.5	3,560.5
Written-back loans and related allowance for the loans classified as doubtfu l loss, which had been written-off according to the BOT's notification (Note 4.3.1)	-	35,260.0	-	35,112.0

4.2 Investment in securities

4.2.1 As at September 30, 2003 and December 31, 2002, the Bank classified its investments in securities as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2003		December 31, 2002	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	6,112	6,113	2,744	2,756
Corporate debt securities	785	718	826	787
Foreign debt securities	-	-	220	221
Domestic equity securities	20	20	205	227
Total	6,917	6,851	3,995	3,991
Less Allowance for revaluation of investments	(66)	-	(4)	-
Total	6,851	6,851	3,991	3,991
Available-for-sale securities				
Government and state enterprise debt securities	25,371	25,523	12,855	13,006
Corporate debt securities	161	162	108	111
Foreign debt securities	5,410	5,406	6,111	6,123
Domestic equity securities	24	43	34	30
Other securities	62	89	64	72
Total	31,028	31,223	19,172	19,342
Add Allowance for revaluation of investments	208	-	177	-
Less Allowance for impairment of investments	(13)	-	(7)	-
Total	31,223	31,223	19,342	19,342
Held-to-maturity securities				
Government and state enterprise debt securities	80	80	-	-
Corporate debt securities	209	209	49	37
Foreign debt securities	8,436	8,436	19,589	19,589
Total	8,725	8,725	19,638	19,626
Less Allowance for impairment of investments	-	-	(12)	-
Total	8,725	8,725	19,626	19,626
Total short-term investments-net	46,799	46,799	42,959	42,959

.../20

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	September 30, 2003		December 31, 2002	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	12,692	14,046	16,895	18,868
Corporate debt securities	7,770	7,631	1,331	1,191
Foreign debt securities	10,366	10,450	7,828	8,108
Domestic equity securities	4,145	13,066	3,849	7,119
Foreign equity securities	1	11	2	2
Other securities	2,572	2,616	3,254	3,100
Total	37,546	47,820	33,159	38,388
Add Allowance for revaluation of investments	11,540	-	6,729	-
Less Allowance for impairment of investments	(1,266)	-	(1,500)	-
Total	47,820	47,820	38,388	38,388
Held-to-maturity securities				
Government and state enterprise debt securities	51,379	55,846	51,438	54,569
Corporate debt securities	722	656	1,802	1,656
Foreign debt securities	1,524	1,524	2,773	2,773
Total	53,625	58,026	56,013	58,998
Less Allowance for impairment of investments	(7)	-	(29)	-
Total	53,618	58,026	55,984	58,998
General investments				
Domestic non-marketable equity securities	3,653	3,575	4,473	3,570
Foreign non-marketable equity securities	145	131	912	953
Total	3,798	3,706	5,385	4,523
Less Allowance for impairment of investments	(2,212)	-	(2,551)	-
Total	1,586	3,706	2,834	4,523
Total long-term investments - net	103,024	109,552	97,206	101,909

.../21

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2003		December 31, 2002	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	6,065	6,068	2,698	2,701
Corporate debt securities	618	605	626	637
Foreign debt securities	-	-	220	221
Domestic equity securities	-	-	19	41
Total	6,683	6,673	3,563	3,600
Add (less) Allowance for revaluation of investments	(10)	-	37	-
Total	6,673	6,673	3,600	3,600
Available-for-sale securities				
Government and state enterprise debt securities	25,371	25,523	12,834	12,986
Corporate debt securities	161	162	100	103
Foreign debt securities	5,410	5,406	6,111	6,123
Total	30,942	31,091	19,045	19,212
Add Allowance for revaluation of investments	162	-	174	-
Less Allowance for impairment of investments	(13)	-	(7)	-
Total	31,091	31,091	19,212	19,212
Held-to-maturity securities				
Foreign debt securities	8,437	8,437	19,589	19,589
Total	8,437	8,437	19,589	19,589
Total short-term investments-net	46,201	46,201	42,401	42,401

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	September 30, 2003		December 31, 2002	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	11,970	13,307	13,343	15,286
Corporate debt securities	8,055	7,915	1,617	1,476
Foreign debt securities	10,366	10,450	7,828	8,108
Domestic equity securities	3,682	12,415	3,072	6,382
Foreign equity securities	1	11	2	2
Other securities	1,431	1,354	2,502	2,362
Total	35,505	45,452	28,364	33,616
Add Allowance for revaluation of investments	11,213	-	6,752	-
Less Allowance for impairment of investments	(1,266)	-	(1,500)	-
Total	45,452	45,452	33,616	33,616
Held-to-maturity securities				
Government and state enterprise debt securities	50,533	54,999	50,525	53,654
Corporate debt securities	479	419	1,375	1,258
Foreign debt securities	1,524	1,524	2,773	2;773
Total	52,536	56,942	54,673	57,685
General investments				
Domestic equity non- marketable securities	3,749	3,690	4,554	3,669
Foreign equity non- marketable securities	145	132	912	952
Total	3,894	3,822	5,466	4,621
Less Allowance for impairment of investments	(2,193)	-	(2,533)	-
Total	1,701	3,822	2,933	4,621
Total long-term investments-net	99,689	106,216	91,222	95,922

.../23

As at September 30, 2003, the Bank and subsidiary classified the right against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,130.2 million in the consolidated financial statements and of Baht 10,702.6 million in the Bank's financial statements (December 31, 2002 : Baht 11,503.1 million and Baht 11,075.5 million, respectively) (see Notes 4.1.2, 4.3.4 and 4.9).

As at September 30, 2003, government bonds which are classified as available-for-sale securities, of Baht 402 million were pledged with the Government Housing Bank in order to comply with its agreement (December 31, 2002 : Baht 590 million) and Baht 2.2 million were pledged to the court against the lawsuit.

As at September 30, 2003, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 17.2 million with a government agency.

4.2.2 Investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
	September 30, 2003	**December 31, 2002**	**September 30, 2003**	**December 31, 2002**
Banking and finance	2,506	3,406	1,939	2,933
Manufacturing	31	38	24	30
Entertainment and recreation	2,081	697	2,081	697
Others	474	346	474	338
	5,092	4,487	4,518	3,998

4.2.3 As at September 30, 2003 and December 31, 2002, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies having problems concerning the companies' financial positions and operating results. Consequently the Bank and subsidiaries have made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows :

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	50.1	-	50.1
Listed companies identified for delisting						
Common shares	593.3	546.5	572.9	509.2	139.5	487.5
Bonds	126.2	122.3	10.9	38.4	21.1	19.0
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,703.0	136.4	1,640.3	2,143.2	330.1	2,034.5
Bonds	262.8	126.9	198.3	277.9	147.2	203.6

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting						
Common shares	558.6	491.5	553.9	470.3	114.8	468.9
Bonds	112.8	112.8	-	9.0	9.0	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,654.6	135.1	1,593.5	2,083.9	321.1	1,982.7
Bonds	245.6	126.9	181.1	245.6	132.5	181.1

4.2.4 As at September 30, 2003 and December 31, 2002, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

	Type of Business	Type of share	Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Subsidiaries								
Services								
SCB Advisory Service Co., Ltd. *	Service	Ordinary	100.0	100.	10.0	10.0	10.0	10.0
Oreo Realty Inc. *(United States of America)	Service	Ordinary	100.0	100.	-	-	-	-
SCB Research Institute Co., Ltd. **	Research	Ordinary	-	65.	-	14.8	-	8.6
Real Estate								
SCB Resolution Corporation Ltd. *	Real Estate	Ordinary	100.0	-	-	-	4.1	-
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.	-	-	-	-
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.	159.2	159.2	240.8	256.6
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	45.2	46.	1,249.9	1,249.9	1,507.6	1,355.7
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	-	32.	-	46.4	-	60.2
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	-	10.0	-	10.0	-
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.	133.2	133.2	126.8	134.8
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	41.7	37.	41.4	39.8	90.0	67.1
Siam Panich Leasing PCL and affiliated	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.	1,106.4	1,103.9	1,095.5	1,011.7
Services								
Siam Niti Law Office Co., Ltd. * (Germany)	Legal Consultant	Ordinary	49.0	49.	8.1	8.1	9.0	10.7
Siam Cosmos Service Co., Ltd. and affiliates	Insurance Broker	Ordinary	23.9	-	3.1	-	16.6	-
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.	1.5	1.5	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.	290.3	159.1	131.3	-
Others								
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.	-	-	-	-
Saturn Inc. *(Cayman Islands)	Holding	Ordinary	30.5	24.	3.6	161.9	137.8	363.4
SCB Biotech Co., Ltd. *	Holding	Ordinary	35.0	35.	34.0	34.0	-	-
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	-	17.2	-	24.7	-
Total					3,067.9	3,121.8	3,404.2	3,278.8
Less Allowance for impairment of investments					(951.0)	(972.6)	-	-
Total investments in subsidiaries and associated companies - net					2,116.9	2,149.2	3,404.2	3,278.8

* Discontinued operation or in the process of dissolution

** Dissolved

Unit : Million Baht

	Type of Business	Type of share	Direct and indirect shareholding (%) September 30, 2003	Direct and indirect shareholding (%) December 31, 2002	Book value Cost method September 30, 2003	Book value Cost method December 31, 2002	Book value Equity method September 30, 2003	Book value Equity method December 31, 2002
			THE BANK'S FINANCIAL STATEMENTS					
Subsidiaries								
Finance & Insurance								
Cambodia Commercial Bank Ltd.	Banking	Ordinary	100.0	100.0	634.3	634.3	561.1	642.1
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	89.8	2,545.0	2,545.0	843.2	768.9
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000.0	6,000.0	4,841.8	4,743.8
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	99.9	1,637.4	1,637.4	1,625.6	1,333.7
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	32.0	46.4	46.4	73.1	60.2
The Samaggi Insurance PCL	Insurance	Ordinary	59.2	58.8	454.6	454.6	989.0	871.9
Services								
SCB Business Services Co., Ltd.	Credit Card	Ordinary	100.0	100.0	56.5	56.5	81.2	78.9
SCB Advisory Service Co., Ltd. *	Service	Ordinary	100.0	100.0	10.0	10.0	10.0	10.0
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	346.9	346.9	238.9	250.6
Oreo Realty Inc. *(United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	99.9	9.9	9.9	26.4	14.2
SCB Research Institute Co., Ltd. **	Research	Ordinary	-	65.0	-	14.8	-	8.6
Sub Sri Thai Warehouse PCL	Warehouse and Silo	Ordinary	58.3	58.3	146.9	146.9	302.8	299.1
Real Estate								
SCB Resolution Corporation Ltd.*	Real Estate	Ordinary	100.0	100.0	-	20.0	4.1	24.9
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,141.6	2,141.6	475.4	467.6
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.9	-	-	-	-
Others								
Astrakhan Investment Limited (Hongkong)	Holding	Ordinary	99.9	99.9	1.5	1.5	417.0	299.7
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159.2	159.2	240.8	256.6
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	45.2	46.2	1,249.9	1,249.9	1,507.6	1,355.7
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	-	-	-	10.0	-
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133.2	133.2	126.8	134.8
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	41.6	37.6	39.8	39.8	88.4	67.1
Siam Panich Leasing PCL and affliates	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.4	1,103.9	1,103.9	1,093.0	1,011.7

* Discontinued operation or in the process of dissolution

** Dissolved

.../27

Unit : Million Baht

	Type of Business	Type of share	Shareholding (%) September 30, 2003	Shareholding (%) December 31, 2002	Book value Cost method September 30, 2003	Book value Cost method December 31, 2002	Book value Equity method September 30, 2003	Book value Equity method December 31, 2002
			THE BANK'S FINANCIAL STATEMENTS					
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8.1	8.1	9.0	10.7
Siam Cosmos Service Co., Ltd. and affiliates	Insurance Broker	Ordinary	23.8	-	1.3	-	14.8	-
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290.3	159.1	131.3	-
Others								
Nobleclear Holding (BVI) Ltd..* (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Saturn Inc. (Cayman Islands)	Holding	Ordinary	30.5	24.9	1.6	84.6	157.9	287.3
SCB Biotech Co., Ltd. *	Holding	Ordinary	35.0	35.0	-	-	-	-
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	-	6.5	-	12.9	-
Total					17,024.8	17,003.6	13,882.1	12,998.1
Less Allowance for impairment of investments					(3,931.3)	(3,947.8)	-	-
Total investments in subsidiary and associated companies - net					13,093.5	13,055.8	13,882.1	12,998.1

* Discontinued operation or in the process of dissolution

Information about financial positions and results of operations of subsidiaries and the companies that the Bank has significant control of which are not included in the consolidated financial statements due to being in the process of dissolution or discontinued operations can be summarized as follows : (see Note 2.2)

Unit : Million Baht

	September 30, 2003 "Unaudited" Total assets	September 30, 2003 "Unaudited" Total liabilities	September 30, 2003 "Unaudited" Shareholders' equity	December 31, 2002 "Audited" Total assets	December 31, 2002 "Audited" Total liabilities	December 31, 2002 "Audited" Shareholders' equity
SCB Advisory Service Co., Ltd.	8.2	-	8.2	8.2	-	8.2
SCB Research Institute Co., Ltd. *	-	-	-	48.8	8.4	40.4
Oreo Realty Inc.	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	4.8	0.7	4.1	-	-	-
Thai International Property Development Co., Ltd.	-	-	-	-	-	-
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
Siam Commercial Development Co., Ltd.	0.2	-	0.2	0.2	-	0.2
Suthakarn Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Thai Manpower Development Co., Ltd.	0.7	-	0.7	0.8	-	0.8
Prime Business Co., Ltd.	0.4	-	0.4	0.5	-	0.5
M&M Service Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Sorathon Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Satayu Co., Ltd.	-	0.1	(0.1)	-	20.6	(20.6)
	16.6	0.8	15.8	60.8	29.0	31.8

Unit : Million Baht

	For the nine-month periods ended							
	September 30, 2003 "Unaudited"				September 30, 2002 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earning (loss) per share (Baht)	Revenue	Expenses	Net loss	Loss per share (Baht)
SCB Advisory Service Co., Ltd.	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd. *	-	-	-	-	1.1	4.9	(3.8)	(0.8)
Oreo Realty Inc.	-	-	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	0.3	1.1	(0.8)	(0.4)	-	-	-	-
Thai International Property Development Co., Ltd.	-	-	-	-	-	-	-	-
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
Siam Commercial Development Co., Ltd.	0.3	0.3	-	-	0.8	321.6	(320.8)	(1,283.3)
Suthakarn Co., Ltd.	-	0.1	(0.1)	(50.2)	-	5.7	(5.7)	(5,694.6)
Thai Manpower Development Co., Ltd.	-	0.1	(0.1)	(10.0)	-	0.3	(0.3)	(28.9)
Prime Business Co., Ltd.	-	0.1	(0.1)	(284.5)	-	1.0	(1.0)	(2,041.4)
M&M Service Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Sorathon Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Satayu Co., Ltd.	20.4	-	20.4	20,431.3	-	0.7	(0.7)	(734.5)
	21.0	1.7	19.3		1.9	334.2	(332.3)	

* Dissolved

As at September 30, 2003 and December 31, 2002, the Bank has received investment in securities transferred from troubled debt restructuring, of which the Bank holds more than 20% of the paid-up capital in each company but did not record as investment in subsidiaries and associated companies due to the Bank's intention to hold such investments temporarily. Such investments are as follows :

	% of paid- up share capital	
	September 30, 2003	**December 31, 2002**
General investments		
Bangkok Crystal Co., Ltd.	75.1	75.1
S.G. Land Co., Ltd.	99.7	34.0
Mahachai Land Development Co., Ltd.	81.4	-
Sri-U-Thong Co., Ltd.	42.1	42.1
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

.../29

4.2.5 Disclosure of the statements of cash flows of Chatuchak Asset Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Asset Management Co., Ltd. are as follows:

Chatuchak Asset Management Co., Ltd.
Statements of Cash flows
For the nine-month periods ended September 30,
"Unaudited"

Unit : Million Baht

	2003	**2002**
Cash flows from operating activities		
Net income (loss)	75.8	(72.2)
Items to reconcile net income (loss) to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts	7.4	129.6
Amortization of discount on investment	(2.7)	(14.3)
Gain on sales of property foreclosed	(6.2)	-
Loss from diminution in value of property foreclosed	9.6	-
Income from operations before changes in operating assets and liabilities	83.9	43.1
Operating assets (increase) decrease		
Investment in receivables	116.2	49.8
Loans	(15.0)	-
Accrued interest receivables	(19.4)	(8.7)
Property foreclosed	(32.8)	1.1
Other assets	(0.3)	(0.9)
Operating liabilities increase (decrease)		
Other liabilities	3.4	(1.1)
Net cash provided by operating activities	136.0	83.3
Cash flows from investing activities		
Purchase of available-for-sale securities	(2,912.5)	(2,709.3)
Proceeds from sales and maturity of available-for-sale securities	5,733.0	5,372.6
Net cash provided by investing activities	2,820.5	2,663.3
Net increase in cash and cash equivalents	2,956.5	2,746.6
Cash and cash equivalents as at January 1,	16.4	6.0
Cash and cash equivalents as at September 30,	2,972.9	2,752.6

4.3. Loans and accrued interest receivables

4.3.1 Loans

As at December 31, 2002, the Bank and a subsidiary (The Book Club Finance PCL.) considered recording Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheets, respectively, in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.1.2). Such loans were previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

.../30

4.3.2 Loan classification and allowance :

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

	Loan and accrued interest		Loan and accrued interest (net of collateral per BOT's guideline)		Allowance per BOT's guideline %	Allowance per requirement	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002		September 30, 2003	December 31, 2002
Normal	369,543.8	358,594.9	185,533.7	193,314.3	1	1,855.3	1,933.1
Special Mention	6,751.1	9,798.6	2,660.1	4,504.9	2	53.2	90.1
Substandard	13,578.3	10,935.4	5,221.3	3,713.4	20	1,044.3	742.7
Doubtful	13,413.0	14,168.8	4,298.0	5,566.2	50	2,149.0	2,783.1
Doubtful Loss	89,892.1	94,102.0	40,350.1	38,151.7	100	40,350.1	38,151.7
Total	493,178.3	487,599.7	238,063.2	245,250.5		45,451.9	43,700.7
Specific and general allowance						22,419.2	25,679.1
Total						67,871.1	69,379.8

Based on management's estimate of the ultimate collectibility of its loan portfolio as at September 30, 2003, the Bank has recorded allowance for doubtful accounts which exceeded the minimum allowance required by the guideline of the BOT of Baht 22,419.2 million (December 31, 2002 : Baht 25,679.1 million).

As at September 30, 2003 and December 31, 2002, the Bank used the BOT's notification dated January 16, 2003 in determining the non-performing loans which consisted of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline are as follows :

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2003	December 31, 2002
Non-performing loans to financial institutions	554.2	554.2
Non-performing loans	116,266.1	118,257.1
Total	116,820.3	118,811.3
% Non-performing loans to total loans (including loans to financial institutions)	23.4	24.2

.../31

As at September 30, 2003, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,616.7 million (December 31, 2002 : Baht 2,397.4 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows :

Unit : Million Baht

	Loan and accrued *interest*		**Loan and accrued interest *(net of collateral per* BOT's guideline)**		**Allowance per BOT's guideline**	***Allowance per requirement***	
	September 30, 2003	**December 31, 2002**	**September 30, 2003**	**December 31, 2002**		**September 30, 2003**	**December 31, 2002**
Normal	4,145.6	4,691.9	3,203.6	3,789.5	0.08, 0.26, 1	11.4	7.7
Special Mention	59.5	80.9	23.7	47.3	2	0.5	0.9
Substandard	244.1	16.1	214.2	12.8	20	42.8	2.6
Doubtful	78.8	228.1	76.1	198.2	50	38.1	99.1
Doubtful Loss	2,808.5	2,594.3	2,025.0	1,704.2	100	2,025.0	1,704.2
Total	7,336.5	7,611.3	5,542.6	5,752.0		2,117.8	1,814.5
Less Allowance for doubtful account transferred						(1,041.5)	(1,141.5)
Allowance per requirement						1,076.3	673.0
Specific and general allowance						360.9	476.8
Total						1,437.2	1,149.8

The Bank and subsidiaries (finance company and asset management company limited) had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2003				**December 31, 2002**			
	***No. of* companies**	***Loans* outstanding including loans to financial institutions and *accrued interest* receivables**	***Collateral***	***Amount of* provision**	***No. of* companies**	***Loans* outstanding including loans to financial institutions and *accrued interest* receivables**	***Collateral***	***Amount of* provision**
Listed companies identified for delisting	22	5,240.4	2,339.8	1,833.1	22	3,914.1	1,575.7	1,172.5

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS							
	September 30, 2003				December 31, 2002			
	No. of companies	Loans outstanding including loans to financial institutions and accrued interest receivables	Collateral	Amount of provision	No. of companies	Loans outstanding including loans to financial institutions and accrued interest receivables	Collateral	Amount of provision
Listed companies identified for delisting	19	5,100.5	2,325.9	1,687.8	17	3,743.9	1,567.9	959.9

4.3.3 Troubled debt restructuring

The consolidated and the Bank's financial statements for the nine-month periods ended September 30, 2003 and 2002, include the result of various types of troubled debt restructuring including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS								
			The Outstanding Debts				Transferred Assets		
Types of Restructuring	**No. of Companies**		**Before Restructuring**		**After Restructuring**		**Types**	**Fair Value**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**		**2003**	**2002**
Debt restructuring in various forms	365	943	10,553.5	13,485.0	10,084.1	13,178.7	Immovable properties and shares	207.1	61.5
Changes of repayment conditions	2,444	4,660	4,371.0	11,439.1	4,311.6	11,398.8			
Total	2,809	5,603	14,924.5	24,924.1	14,395.7	24,577.5			

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS								
			The Outstanding Debts				Transferred Assets		
Types of Restructuring	**No. of Companies**		**Before Restructuring**		**After Restructuring**		**Types**	**Fair Value**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**		**2003**	**2002**
Debt restructuring in various forms	358	916	10,393.6	13,038.0	10,032.0	12,719.9	Immovable properties and shares	207.1	48.8
Changes of repayment conditions	2,415	4,628	3,995.3	10,748.4	3,989.6	10,747.6			
Total	2,773	5,544	14,388.9	23,786.4	14,021.6	23,467.5			

.../33

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2003		2002	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	2,809	14,924.5	5,603	24,924.1
Total loans including loans to financial institutions as at September 30,	164,911	504,389.5	166,385	505,001.4

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	2003		2002	
	No. Of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	2,773	14,388.9	5,554	23,786.4
Total loans including loans to financial institutions as at September 30,	164,342	498,345.7	165,804	498,473.5

As at September 30, 2003, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 116,324.0 million in the consolidated financial statements and Baht 113,437.2 million in the Bank's financial statements (December 31, 2002 : Baht 141,742.6 million and Baht 138,431.2 million, respectively).

Information relating to restructured debtors for the nine-month periods ended September 30, 2003 and 2002 are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Interest income recognized in the statements of income	3,794.0	4,825.7	3,662.5	4,718.3
Loss from debt restructuring recognized in the statements of income	980.5	584.1	970.2	529.1
Cash collection	5,663.6	6,907.9	5,082.5	6,622.5
Additional loans to restructured debtors	-	168.1	-	168.1

4.3.4 Sales of loan receivables

For the nine-month period ended September 30, 2003 and for the year ended December 31, 2002, the Bank and a subsidiary transferred a portion of sub-quality assets with a book value of Baht 22.5 million and Baht 3,560.5 million, respectively (net of allowance for doubtful accounts of Baht 0.1 million and Baht 957.3 million, respectively) to TAMC according to the Asset Transfer Agreement. Total net amount of sub-quality assets, which were transferred, was Baht 11,130.2 million for the Consolidated financial statements and Baht 10,702.6 million for the Bank's financial statements. The Bank and subsidiary received the promissory notes of Baht 8,804.7 million for the consolidated financial statements and Baht 8,377.1 million for the Bank's financial statements for transferring such assets. The remaining amount is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2, 4.2.1 and 4.9).

4.4 Allowance for doubtful accounts

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	(69)	(37)	333	(665)	5,716	(4,466)	812
Bad debt recovered	-	-	-	-	140	-	140
Bad debt written off	-	-	-	-	(3,446)	-	(3,446)
Others	-	-	-	-	(40)	1,239	1,199
Ending balance	1,867	53	1,078	2,159	41,437	23,480	70,074

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	835	4,440	743	9,640	17,852
Bad debt and doubtful accounts	(101)	(67)	(90)	(1,616)	6,692	19,406	24,224
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(4,009)	-	(4,009)
Others	-	-	-	-	35,255	(2,339)	32,916
Ending balance	1,936	90	745	2,824	39,067	26,707	71,369

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	(78)	(37)	302	(634)	5,478	(4,201)	830
Bad debt recovered	-	-	-	-	140	-	140
Bad debt written off	-	-	-	-	(3,420)	-	(3,420)
Others	-	-	-	-	-	941	941
Ending balance	1,855	53	1,045	2,149	40,350	22,419	67,871

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

For the year ended December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,415	15,767
Bad debt and doubtful accounts	(74)	(64)	(91)	(1,574)	6,578	19,201	23,976
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(3,924)	-	(3,924)
Others	-	-	-	-	35,112	(1,937)	33,175
Ending balance	1,933	90	743	2,783	38,152	25,679	69,380

.../35

4.5 Revaluation allowances for debt restructuring

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	For the nine-month period ended September 30, 2003	For the year ended, December 31 2002	For the nine- month period ended September 30, 2003	For the year ended December 31, 2002
Beginning balance	11,209.7	8,087.2	10,427.3	7,768.6
Increase (decrease) during the year	(635.1)	3,122.5	(334.6)	2,658.7
Ending balance	10,574.6	11,209.7	10,092.7	10,427.3

4.6 Classified assets

The Bank and subsidiaries which are the financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co,. Ltd.) have the classified assets according to the guideline of the BOT as follows:

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	373,689.4	6,290.6	-	-	29.1	380,009.1
Special Mention	6,810.6	79.9	-	-	1.3	6,891.8
Substandard	13,822.4	-	-	-	2.7	13,825.1
Doubtful	13,491.8	-	-	-	60.0	13,551.8
Doubtful loss	92,700.6	7.3	7,865.5	2,007.9	741.9	103,323.2
	500,514.8	6,377.8	7,865.5	2,007.9	835.0	517,601.0

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	359,453.7	3,170.1	-	-	-	362,623.8
Special Mention	9,878.7	107.9	-	-	-	9,986.6
Substandard	10,951.4	-	-	-	-	10,951.4
Doubtful	14,347.4	-	-	-	-	14,347.4
Doubtful loss	95,817.3	7.3	9,094.4	1,795.9	50.6	106,765.5
	490,448.5	3,285.3	9,094.4	1,795.9	50.6	504,674.7

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS
September 30, 2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	369,543.8	6,390.6	-	-	28.7	375,963.1
Special Mention	6,751.1	79.9	-	-	1.1	6,832.1
Substandard	13,578.3	-	-	-	2.4	13,580.7
Doubtful	13,413.0	-	-	-	60.0	13,473.0
Doubtful loss	89,892.1	7.3	7,827.7	1,985.4	731.0	100,443.5
	493,178.3	6,477.8	7,827.7	1,985.4	823.2	510,292.4

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS
December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	358,594.9	3,373.4	-	-	-	361,968.3
Special Mention	9,798.6	107.9	-	-	-	9,906.5
Substandard	10,935.4	-	-	-	-	10,935.4
Doubtful	14,168.8	-	-	-	-	14,168.8
Doubtful loss	94,102.0	7.3	9,094.4	1,773.7	50.6	105,028.0
	487,599.7	3,488.6	9,094.4	1,773.7	50.6	502,007.0

4.7 Capital funds

The Bank and the subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

.../37

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at September 30, 2003 and December 31, 2002, the Bank's total capital funds can be categorized as follows:

	Unit : Million Baht	
	THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002
Tier 1 capital		
Issued and paid-up share capital	31,544	31,319
Premium on share capital	5,254	55,577
Legal reserve	-	695
Others	-	23,081
Net loss after appropriations	-	(74,550)
Total Tier 1 capital	36,798	36,122
Tier 2 capital		
Unrealized increment per assets appraisal	5,077	5,119
Unrealized increment per share capital	2,901	-
Subordinated convertible bonds	1,613	2,645
Subordinated notes	11,490	12,855
Allowance for classified assets of "normal" category and excess allowance	5,846	5,555
Total Tier 2 Capital	26,927	26,174
Less Investment in other financial institutions' Tier 2 Capital	(194)	(234)
Total Capital Funds	63,531	62,062
Total Capital / Total Risk Assets	13.3	14.0
Total Tier 1 capital / Total Risk Assets	7.7	8.1
Total Tier 2 capital / Total Risk Assets	5.6	5.9

4.8 Reduction of deficit

The shareholders' meeting passed a resolution on April 9, 2003 to reduce deficit amounting to Baht 74,550 million by offsetting with other reserve, legal reserve, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.9 Contingencies

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,127	1	2,128	1,483	-	1,483
Guarantees of loans	158	1,300	1,458	296	1,415	1,711
Liability under unmatured import bills	169	2,204	2,373	385	3,272	3,657
Other guarantees	39,192	12,971	52,163	37,361	11,973	49,334
Letters of credit	533	5,913	6,446	551	5,847	6,398
Exchange rate contracts						
Bought	-	65,469	65,469	-	45,810	45,810
Sold	-	120,784	120,784	-	125,490	125,490
Interest rate contracts						
Bought	47,849	28,793	76,642	23,730	27,970	51,700
Sold	47,849	28,793	76,642	23,730	27,970	51,700
Amount of unused bank overdraft	60,492	142	60,634	59,010	196	59,206
Other	-	306	306	26	280	306
Total	198,369	266,676	465,045	146,572	250,223	396,795

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,127	1	2,128	1,483	-	1,483
Guarantees of loans	158	1,300	1,458	296	1,415	1,711
Liability under unmatured import bills	169	2,204	2,373	385	3,272	3,657
Other guarantees	39,192	12,971	52,163	37,361	11,973	49,334
Letters of credit	533	5,863	6,396	551	5,808	6,359
Exchange rate contracts						
Bought	-	65,469	65,469	-	45,810	45,810
Sold	-	120,784	120,784	-	125,490	125,490
Interest rate contracts						
Bought	47,849	28,793	76,642	23,730	27,970	51,700
Sold	47,849	28,793	76,642	23,730	27,970	51,700
Amount of unused bank overdraft	60,492	-	60,492	59,010	-	59,010
Other	-	252	252	-	195	195
Total	198,369	266,430	464,799	146,546	249,903	396,449

As at September 30, 2003, the Bank has contingencies of Baht 333.7 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2002 : Baht 338.2 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.2.1 and 4.3.4).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.10 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the nine-month periods ended September 30, 2003 and 2002, are calculated as follows:

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share	
	2003 Million Baht	2002 Million Baht	2003 Million Shares	2002 Million Shares	2003 Baht	2002 Baht
Basic earning per share						
Net income	9,204	1,046	1,256	950	7.33	1.10
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	-	-	1,884	2,181		
Warrants	-	-	115	-		
Subordinated convertible Thai Baht bonds	75	-	149	-		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares warrants and subordinated convertible bonds)	9,279	1,046	3,404	3,131	2.73	0.33

Earnings per share in the consolidated and the Bank's financial statements for the quarters ended September 30, 2003 and 2002, are calculated as follows:

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share	
	2003 Million Baht	2002 Million Baht	2003 Million Shares	2002 Million Shares	2003 Baht	2002 Baht
Basic earning per share						
Net income	3,232	355	1,322	998	2.45	0.36
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	-	-	1,828	2,134		
Warrants	-	-	115	-		
Subordinated convertible Thai Baht bonds	24	-	139	-		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares warrants and subordinated convertible bonds)	3,256	355	3,404	3,132	0.96	0.11

For the quarter and nine-month period ended September 30, 2003 and 2002, subordinated convertible foreign currency bonds have not been included in the diluted earning per share calculation due to anti-dilution.

The participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the quarter and nine-month period ended September 30, 2003 because the Bank has not declared dividend and for the quarter and nine-month period ended September 30, 2002 because the Bank had accumulated deficit.

4.11 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations. Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.11.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Companies with at least 10% ownership				
Loans	22,220	22,001	25,464	25,439
Deposits	3,480	1,933	7,031	2,557
Commitments	4,155	4,134	4,158	4,158
Companies owned / controlled by the Bank' s directors / management				
Loans	12	12	12	12
Deposits	25	20	25	20
Contingencies	17	20	17	20
Officers from departmental managers upward				
Loans	97	124	97	124
Deposits	509	289	509	289

4.11.2 Investments in subsidiaries and associated companies are described in Note 4.2.4. Investments in related companies in which the Bank is a shareholder and/or management are directors as at September 30, 2003 and December 31, 2002, are as follows:

Unit : Million Baht

		September 30, 2003					
		THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
Company	**Type of Business**	**Paid-up Capital**	**Share holding (%)**	**Net Investment**	**Paid-up Capital**	**Share holding (%)**	**Net Investment**
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	80	5.0	4
Services							
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	18	180	10.0	18
Siam Technology Service Co., Ltd.	IT. Consultant	30	10.0	-	30	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	13	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
Others							
Sino-Thai Resources Development PCL	Mining	140	11.4	3	140	11.4	3
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	6	60	10.0	6
Siam Commercial Development Co., Ltd.	Holding	15	10.0	2	15	10.0	2
Sea Minerals Co., Ltd.	Mining	72	10.0	6	72	10.0	6
Suthakarn Co., Ltd.	Holding	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	KYAT 1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	59	48	10.0	56
SCB Holding Co, Ltd.	Holding	30	15.0	6	30	15.0	6
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-	-
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	6,000	14.6	800	6,000	14.6	796
Bangkok Crystal Co., Ltd.	Industry	500	76.1	-	500	76.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transpotation	1,592	16.7	267	1,592	16.7	267
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	267	905	31.3	267
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	64	586	13.0	64
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	15	81.4	12

.../42

Unit : Million Baht

Company	Type of Business	September 30, 2003 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Share Holding (%)	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Share holding (%)	Net Investment
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	-	20.8	-
SG Land Co., Ltd	Real Estate	100	99.8	89	100	99.7	89
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	700	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	133	120	15.8	128
Supapirom Co., Ltd.	Food Center	37	73.5	405	37	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	86	120	17.0	86
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd. and affiliates	Holding	1,203	25.0	137	1,203	25.0	137
Total				2,482			2,059

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	December 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Share holding (%)	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Share holding (%)	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Factoring	40	10.0	4	40	10.0	4
Services							
Siam Cosmos Service Co., Ltd.	Insurance Broker	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Car Rental Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd	Real Estate	503	40.0	-	503	40.0	-

.../43

Unit : Million Baht

Company	Type of Business	December 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Share holding (%)	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Share holding (%)	Net Investment
Others							
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd	Holding	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd	Holding	-	10.0	-	-	10.0	-
SCB Holding Co, Ltd.	Holding	30	15.0	5	30	15.0	5
Initial Investment Inc.	Holding	2	15.0	-	2	15.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	5,750	13.6	697	5,750	13.6	697
Siam General Factoring PCL	Factoring	683	12.7	47	683	12.7	47
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
Wongpaitoon PCL	Industry	6,048	14.7	-	6,048	14.7	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	1,592	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	-	20.8	-
SG Land Co., Ltd	Real Estate	225	34.0	-	225	34.0	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	700	33.3	-
Siam Sat Network Co., Ltd.	Satellite Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL	Insurance	120	15.8	220	120	15.8	220
Supapirom Co., Ltd.	Food Center	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	86	120	17.0	86
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	1,203	25.0	137
Total				1,349			1,349

KYAT = KYAT Currency

4.11.3 Related transactions between the Bank and subsidiaries, associated, and related companies, which are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at September 30, 2003, are as follows:

Unit : *Million Baht*

	September 30, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	**Deposits**	**Loans**	**Deposits**
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	2,973
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	6
SCB Securities Co., Ltd.	-	-	-	296
The Book Club Finance PCL	-	-	100	-
The Samaggi Insurance PCL and affiliates	-	-	-	36
SCB Asset Management Co., Ltd.	-	-	-	9
Services				
SCB Business Services Co., Ltd.	-	-	-	46
SCB Training Centre Co., Ltd.	-	-	89	4
SCB Advisory Service Co., Ltd.	-	9	-	9
Siam Pitiwat Co., Ltd.	-	-	-	18
Sub Sri Thai Warehouse PCL	-	-	-	4
Real Estate				
SCB Resolution Corporation Ltd.	-	-	-	2
Mahisorn Co., Ltd.	-	-	3,388	30
Others				
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	-	5	118
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL and affiliates	15	247	15	247
Siam Commercial New York Life Insurance PCL	-	34	-	34
SCB Leasing PCL	2,321	1	2,311	1
Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL and affiliates	2,250	133	2,140	133
Hunters Asset Management Co., Ltd.	-	20	-	20
Service				
Siam Niti Law Office Co., Ltd.	-	5	-	5
Siam Cosmos Service Co., Ltd. and affiliates	-	51	-	51
Real Estate				
Christiani & Nielsen (Thai) PCL and affiliates	1,373	420	1,373	420
Others				
Nobleclear Holding (BVI) Ltd.	1,391	-	1,391	-
Saturn Inc. and affiliates	73	3	73	3
Siam Press Management Co., Ltd.	-	16	-	16

.../45

Unit : Million Baht

	September 30, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	**Deposits**	**Loans**	**Deposits**
Related Companies (10 % to 20 % Ownership)				
Service	145	15	145	15
Real Estate	-	9	-	9
Others	567	51	567	51
Major-shareholder (10 %-20 % Ownership)				
The Crown Property Bureau	-	1,074	-	1,074
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	-	531	-	531
Associated Companies				
- Siam Sindhorn Co., Ltd.	4,619	32	4,619	32
- Others	2,625	433	2,625	433
Related Company (Shareholding through debt restructure process)				
ITV PCL	842	114	842	114
Bangkok Crystal Co., Ltd.	317	4	317	4
Sri U Thong Co., Ltd.	113	-	113	-
Fuel Pipeline Transportation Co., Ltd.	1,095	11	1,095	11
Sonoco (Thailand) Co., Ltd.	-	12	-	12
Thai Baroda Industries Co., Ltd.	1,111	6	1,111	6
BNH Medical Co., Ltd.	315	13	315	13
Nava 84 Co., Ltd.	-	1	-	1
Mahachai Land Development Co., Ltd.	345	12	345	12
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP(Thailand) Co., Ltd.	309	-	309	-
SG Land Co., Ltd. and affiliates	650	37	650	37
Siam Media and Communication Co., Ltd.	1,294	-	1,294	-
Siam Sat Network Co., Ltd.	450	2	233	2
The Dheves Insurance PCL.	-	173	-	173
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	16	-	16
Companies owned / controlled by the Bank' s directors / management	11	24	11	24
	22,231	3,513	25,476	7,055

Outstanding loans and deposits as at December 31, 2002, were as follows:

Unit : Million Baht

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	16
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	5
SCB Securities Co., Ltd.	-	-	150	308
The Book Club Finance PCL	-	-	32	-
The Samaggi Insurance PCL	-	-	-	50
Services				
SCB Business Services Co., Ltd.	-	-	-	45
SCB Training Centre Co., Ltd.	-	-	95	8
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	8
SCB Research Institute Co., Ltd.	-	14	-	14
Sub Sri Thai Warehouse PCL	-	-	-	4
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,526	43
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	115
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	11	-	11
Siam Commercial New York Life Insurance PCL	-	34	-	34
SCB Leasing PCL	2,782	6	2,782	6
SCB Asset Management Co., Ltd.	-	2	-	2
Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	221	82	51	82
Service				
Siam Niti Law Office Co., Ltd.	-	10	-	10
Real Estate				
Christiani & Nielsen (Thai) PCL	80	35	80	35
Christiani & Nielsen (England) Co., Ltd.	409	-	409	-
Christiani & Nielsen Construction Co., Ltd.	43	-	43	-
Others				
Nobleclear Holding (BVI) Ltd.	1,341	-	1,341	-
SCB Biotech Co., Ltd.	-	2	-	2
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	150	4	150	4
Service	228	29	228	29
Real Estate	-	3	-	3
Others	718	57	718	57

Unit : Million Baht

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Major-shareholder (10 %-20 % Ownership)				
The Crown Property Bureau	-	922	-	922
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	4	106	4	106
Associated Companies				
- Siam Sindhorn Co., Ltd.	5,681	43	5,681	43
- Others	1,700	315	1,700	315
Related Company (Shareholding through debt restructure process)				
ITV PCL	828	86	828	86
Siam General Factoring PCL	399	1	399	1
Bangkok Crystal Co., Ltd.	347	1	347	1
Wongpaitoon PLC.	1,020	17	1,020	17
Sri U Thong Co., Ltd	97	9	97	9
Fuel Pipeline Transportation Co., Ltd.	1,159	22	1,159	22
Thai Baroda Industries Co., Ltd.	1,056	8	1,056	8
BNH Medical Co., Ltd.	392	21	392	21
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
SG Land Co., Ltd.	1,268	24	1,268	24
Siam Media and Communication Co., Ltd.	1,317	4	1,317	4
Siam Sat Network Co., Ltd.	450	5	233	5
The Dheves Insurance PCL.	-	24	-	24
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	23	-	23
Sonoco Asia corporation (Thailand) Ltd.	2	-	2	-
	22,001	1,933	25,439	2,557

Income and expenses between the Bank and subsidiaries, associated and related companies for the nine-month periods ended September 30, 2003 and 2002, are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated companies	237	168	117	113
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated companies	5	30	3	45
Major-shareholder	-	8	1	5

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary companies	173	67	183	30
Associated companies	216	158	112	95
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary companies	2	165	2	144
Associated companies	5	25	3	40
Major-shareholder	-	8	1	5

Outstanding contingencies as at September 30, 2003 and December 31, 2002, are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Subsidiaries	-	23	24	23
Associated companies	2,380	1,614	2,360	1,614
Related Companies (10% to20% ownership)	129	219	129	219
Major-shareholder	2	1	2	1
Subsidiaries and associated companies of major - shareholder	380	419	380	419
Related Company (Shareholding through debt restructure process)	1,266	1,882	1,266	1,882

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million that were received from the Ministry of Finance following the capital increment in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

During September 2003, the Bank has entered to the Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Asset Management Co., Ltd.,) at the fair value of Baht 50.6 million, while net book value of such properties is Baht 46.3 Million (net of allowance for impairment of Baht 17.6 Million)

.../49

4.12 Income tax

For the quarters and nine-month periods ended September 30, 2003 and 2002 the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had losses carried forward being taxable expenses.

4.13 Events occurring after the balance sheet date

The preferred shares of 46,666,603 shares have been converted into 46,666,603 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on October 7, 2003.

4.14 The significant financial position and the results from operations by domestic and foreign operations

4.14.1 The financial position classified by business type as at September 30, 2003 and December 31, 2002 are as follows:

Unit : Million Baht

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	690,966	17,661	708,627	654,728	20,993	675,721
Interbank and money market items (Assets)	39,475	4,535	44,010	46,475	6,659	53,134
Investment-net	139,236	13,991	153,227	128,275	15,169	143,444
Loans	494,113	1,810	495,923	487,262	1,856	489,118
Deposits	588,306	4,574	592,880	568,565	5,939	574,504
Interbank and money market items (Liabilities)	8,715	331	9,046	7,588	1,202	8,790
Borrowings	13,080	11,600	24,680	13,760	12,077	25,837
Contingencies	386,441	78,604	465,045	311,769	85,026	396,795

Unit : Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2003			December 31, 2002		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	688,838	14,212	703,050	650,224	16,998	667,222
Interbank and money market items (Assets)	38,778	1,893	40,671	46,124	3,631	49,755
Investment-net	145,793	13,979	159,772	131,562	15,059	146,621
Loans	489,993	1,278	491,271	483,792	1,319	485,111
Deposits	589,184	1,711	590,895	565,939	2,663	568,602
Interbank and money market items (Liabilities)	8,970	330	9,300	7,907	1,191	9,098
Borrowings	12,686	11,599	24,285	13,365	12,077	25,442
Contingencies	386,442	78,357	464,799	311,743	84,706	396,449

4.14.2 The results of operations classified by business type for the quarters ended September 30, 2003 and 2002 are as follows:

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,534	241	(153)	6,622	7,637	382	(224)	7,795
Interest expenses	1,746	254	(153)	1,847	2,993	339	(224)	3,108
Net interest income	4,788	(13)	-	4,775	4,644	43	-	4,687
Non-interest income	3,117	122	-	3,239	2,424	6	-	2,430
Non-interest expenses	4,673	45	-	4,718	6,671	52	-	6,723
Income before income tax	3,232	64	-	3,296	397	(3)	-	394

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,406	230	(153)	6,483	7,528	364	(224)	7,668
Interest expenses	1,726	251	(153)	1,824	2,970	334	(224)	3,080
Net interest income	4,680	(21)	-	4,659	4,558	30	-	4,588
Non-interest income	2,820	101	-	2,921	2,154	(9)	-	2,145
Non-interest expenses	4,320	28	-	4,348	6,343	34	-	6,377
Income before income tax	3,180	52	-	3,232	369	(13)	-	356

.../51

4.14.3 The results of operations classified by business type for the nine-month periods ended September 30, 2003 and 2002 are as follows:

Unit : Million Baht

THE CONSOLIDATED FINANCIAL STATEMENTS

	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	20,810	794	(490)	21,114	22,745	1,191	(750)	23,186
Interest expenses	6,545	811	(490)	6,866	9,495	1,101	(750)	9,846
Net interest income	14,265	(17)	-	14,248	13,250	90	-	13,340
Non-interest income	8,016	349	-	8,365	7,676	254	-	7,930
Non-interest expenses	13,196	59	-	13,255	19,688	406	-	20,094
Income before income tax	9,085	273	-	9,358	1,238	(62)	-	1,176

Unit : Million Baht

THE BANK'S FINANCIAL STATEMENTS

	2003				2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	20,458	752	(490)	20,720	22,447	1,133	(749)	22,831
Interest expenses	6,478	802	(490)	6,790	9,422	1,087	(749)	9,760
Net interest income	13,980	(50)	-	13,930	13,025	46	-	13,071
Non-interest income	6,992	286	-	7,278	6,554	218	-	6,772
Non-interest expenses	11,998	6	-	12,004	18,447	350	-	18,797
Income before income tax	8,974	230	-	9,204	1,132	(86)	-	1,046

SEC MAIL PROCESSING
RECEIVED
APR 2 9 2004
WASH, D.C. 183 SECTION

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders since Nov 2003.

Document No.	Date Published, or distributed	Document
1	Nov 27, 2003	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
2	Dec 3, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
3	Dec 29, 2003	Result of warrant exercise for preferred shares
4	Jan 7, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
5	Jan 22, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture
6	Feb 27, 2004	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
7	Mar 30, 2004	Result of warrant exercise for preferred shares
8	Apr 1, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares

- Translation from Thai Text -

BSS 460123 November 27, 2003

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on December 22, 2003. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	December 8-21, 2003
Exercise date:	December 22, 2003
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 08.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates or warrant slips in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- TRANSLATION FROM THAI TEXT -

BSS 460124 December 3, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on December 31, 2003 is as follows:

Conversion Notice	December 16 – 30, 2003
Exercise Date	December 31, 2003
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are:
	1. form of conversion notice as prescribed by the Bank;
	2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS. 460127 December 29, 2003

President,
The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For December 22, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	85,663	units
Exercise applications, this period	113,372	units
Outstanding unexercised warrants	114,801,848	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	85,663	units
Exercise applications, this period	113,372	units
Remaining preferred shares issuale	114,801,848	units
Warrant exercise in this period by nationality		
Non-Thai nationals	49,539	shares
Thai nationals	63,833	shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 470001 January 7, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 31, 2003 exercise date, applications for conversion were for 13,853,057 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	199,035	Shares
Number of preferred shares already converted	(722,459,231)	Shares
Conversion per this exercise date (December 31, 2003)	(13,853,057)	Shares
Convertible preferred shares outstanding	1,763,886,747	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	74,207,957	Shares
Previous conversion from preferred shares	722,459,231	Shares
Conversion per this exercise date (December 31, 2003)	13,853,057	Shares
Total ordinary shares outstanding	1,399,280,318	Shares
No. of new converted shares held by **foreign** shareholders	12,597,066	Shares
No. of new converted shares held by **local** shareholders	1,255,991	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Translation from Thai Text

No. Tor Thor. 31-470124 January 22, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16, 2004)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	2,226,240
	Debentures requested conversion	1,207,740
	Outstanding unconverted debentures	2,566,020
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	74,207,957
	Requested - conversion - common - stocks	40,257,978
	Outstanding common stocks for conversion	85,534,065
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	40,257,978

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

- Translation from Thai Text -

BSS 470057 February 27, 2004

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18 - 24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on March 22, 2004. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	March 8 - 21, 2004
Exercise date:	March 22, 2004
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 08.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates or warrant slips in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons: Non-Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS. 470008 March 30, 2004

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issued during December 18 - 24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8 - 21) June 22 (notification date June 8 - 21) September 22 (notification date September 8 - 21) and December 22 (notification date December 8 - 21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For March 22, 2004, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	199,035	units
Exercise applications, this period	1,447,827	units
Outstanding unexercised warrants	113,354,021	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	199,035	units
Exercise applications, this period	1,447,827	units
Remaining preferred shares issuable	113,354,021	units
Warrant exercise in this period by nationality		
Non-Thai nationals	288,999	shares
Thai nationals	1,158,828	shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 470011 April 1, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2004 exercise date, applications for conversion were for 59,611,147 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	1,646,862	Shares
Number of preferred shares already converted	(736,312,288)	Shares
Conversion per this exercise date (March 31, 2004)	(59,611,147)	Shares
Convertible preferred shares outstanding	1,705,723,427	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	114,465,935	Shares
Previous conversion from preferred shares	736,312,288	Shares
Conversion per this exercise date (March 31, 2004)	59,611,147	Shares
Total ordinary shares outstanding	1,499,149,443	Shares
No. of new converted shares held by **foreign** shareholders	16,600,524	Shares
No. of new converted shares held by **local** shareholders	43,010,623	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

- Translation -

No. Gor 23922 | Garuda Emblem | Department of Business Development
Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 16 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Verachai Tantikul
9) Mr. Bodin Asavanich
10) Mrs. Kannikar Chalitaporn
11) Mr. Maris Samaram
12) Mr. Tiraphot Vajrabhaya
13) Mr. Pichai Chunhavajira
14) Mr. Sumate Tanthuwanit
15) Mr. Sohei Sasaki
16) Mrs. Puntip Surathin

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asavanich and Mrs. Kannikar Chalitaporn may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Thousand Million Baht Only).

3.2 Paid up capital is Baht 31,630,536,930 (Thirty One Thousand Six Hundred Thirty Million Five Hundred Thirty Six Thousand Nine Hundred and Thirty Baht Only).

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Apisa Chainapun
(Miss Apisa Chainapun)

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bears the signature of the Registrar and is affixed with the seal of the Department of Business Development.

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

Issued on October 28, B.E. 2546 (A.D. 2003)

Signature
(Mrs. Waraporn Pansang)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Apisa Chainapun

-Translation-

This documents is attached to the Certificate (Signature) Mrs. Waraporn Pansang Registrar

Department of Business Development Garuda Emblem Ministry of Commerce October 28, B.E.2546 (A.D.2003)

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment ; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of

SIAM NITI LAW OFFICE CO., LTD.
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Apisa [illegible]

services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

This document is attached to the Certificate
(Signature)
Mrs. Waraporn Pansang
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce
October 28, B.E. 2546 (A.D.2003)

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organisations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments,

instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds organisations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

This document is attached to the Certificate
(Signature)
Mrs. Waraporn Pansang
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce
October 28, B.E. 2546 (A.D.2003)

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 024525 14 NOV 2003
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MISS CHAMAIPHAN SUWATTHEE)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

\\SNLO\DATA\USRS\APISA\ACH46\TRANS\CER-OCT2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

- Translation -

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the
application no. 08461028-66

Registered on October 28, B.E. 2546 (A.D. 2003)

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 23923 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on October 28, B.E. 2546 (A.D. 2003), issued on October 28, B.E. 2546 (A.D.2003)
(Signature)
Mrs. Warapom Pansang
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is Baht 31,630,536,930 (Thirty One Thousand Six Hundred Thirty Million Five Hundred Thirty Six Thousand Nine Hundred and Thirty Baht)

2. Total amount of shares distributed 3,163,053,693 shares (Three Thousand One Hundred Sixty Three Million Fifty Three Thousand Six Hundred and Ninety Three shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,385,427,261 shares (One Thousand Three Hundred Eighty Five Million Four Hundred Twenty Seven Thousand Two Hundred and Sixty One shares)

preference share 1,777,626,432 shares (One Thousand Seven Hundred Seventy Seven Million Six Hundred Twenty Six Thousand Four Hundred and Thirty Two shares)

(b) Shares to be paid-up other than in money
ordinary share - share (-)
preference share - share (-)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Apisa Uaairnapn

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share ___-___ share (___-___)
preference share ___-___ share (___-___)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totalling _-_ page

(Signed) Signature Applicant
(Khunying Jada Wattanasiritham)

No. 024527 14 NOV 2003
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MISS CHAMAIPHAN SUWATTHEE)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

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Certified Correct Translation